U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM 10-SB/A2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934




                         ONLINE PRODUCTION SERVICES INC.
                 (Name of Small Business Issuer in its Charter)


                          (Commission File No. 0-27111)

         Nevada                                           91-1833963
 (State of Incorporation)                     (IRS Employee Identification No.)


                                 Suite 210-2323
                                  Boundary Road
                         Vancouver, B.C. Canada V5M 4V8
                    (Address of Principal executive Offices)


                                 (604) 205-5107
                          (Issuer's Telephone Number:)



                    Common Shares, $.001 par value per share
          (Securities to be Registered Under Section 12(g) of the Act)

                                TABLE OF CONTENTS


                                                                            PAGE

Currency Exchange Rate Information                                             3

Item 1.  Description of Business                                               3

Item 2.  Management's Discussion and Analysis or Plan of Operation            22

Item 3.  Description of Property                                              28

Item 4.  Security Ownership of Certain Beneficial Owners and Management       29

Item 5.  Directors, Executive Officers, Promoters and Control Persons         31

Item 6.  Executive Compensation                                               33

Item 7.  Certain Relationships and Related Transactions                       34

Item 8.  Legal Proceedings                                                    34

Item 9.  Market for Common Equity and Related Stockholder Matters             34

Item 10.  Recent Sales of Unregistered Securities                             35

Item 11.  Description of Securities                                           39

Item 12. Indemnification of Directors and Officers                            39

Item 13.  Financial Statements                                                41

Item 14.  Changes in and Disagreements with Accountants
           on Accounting and Financial Disclosure                             54

Item 15.  Financial Statements and Exhibits                                   54

                       CURRENCY EXCHANGE RATE INFORMATION

     The Company's accounts are maintained in United States dollars. However, the Company's subsidiaries maintain their accounts in Canadian dollars. In this Registration Statement all dollar amounts are expressed in United States dollars except where otherwise indicated, To the extent such dollar amount refers to the Subsidiaries' accounts, the US dollar amount was obtained by converting the Canadian dollar account to US Dollars using average rates of exchange for each period of operations, and end of period rates for balance sheet presentations.

     As of August 31, 1999, the exchange rate for conversion to US dollars was Cdn$1.00 = US$.6698. The following table sets forth, for each of the periods indicated, the high and low rates of exchange of Canadian dollars into US dollars, the average of such exchange rates during each period, and the end of period rates. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during a year for the past five years.

                             ================================================================================
                             1999(1)        1998           1997           1996          1995            1994
-------------------------------------------------------------------------------------------------------------
High                         $.66072       $.63111        $.69551        $.72348       $.70234        $.71033
-------------------------------------------------------------------------------------------------------------
Low                          $.68283       $.68908        $.74239        $.73855       $.75272        $.76318
-------------------------------------------------------------------------------------------------------------
Average for Period           $.66374       $.68662        $.72463        $.73281       $.73051        $.72998
-------------------------------------------------------------------------------------------------------------
End of Period                $.66985       $.65040        $.69793        $.73367       $.71275        $.75443
=============================================================================================================

(1)  Through August 31, 1999.


ITEM 1.  DESCRIPTION OF BUSINESS

                             CORPORATE ORGANIZATION

     On Line Productions Services, Inc. ("ONPS" or the "Company") was organized under the laws of the State of Nevada on February 18, 1999, for the purpose of completing a reorganization and change of domicile of Earth Industries, Inc. a corporation formed under the laws of the State of Texas on August 26, 1996. Please also refer to "Item 1. Description of Business--Reorganization and Acquisition of On-Line Film Services Inc."

     ONPS, through its subsidiary Online, provides software applications for the film, television and entertainment industry. Please also refer to "Item 1. Description of Business--the Company's Business."

          Reorganization and Acquisition of On-Line Film Services, Inc.

     The results of the Plan of Reorganization were:

          Earth Industries completed a 30 to 1 "reverse split" of its 51,360,000 issued and outstanding shares; by doing so, it reduced the number of its issued and outstanding shares to 1,712,000.

          Earth Industries merged with and into ONPS thereby effecting a move from Texas to Nevada and a change to its corporate name.

          ONPS issued 1,711,926 post-reverse shares of its Class A Common Stock to the shareholders of Earth Industries. Please also refer to "Item 11. Description of Securities."

     Following the Reorganization and in accordance with the terms and conditions of the Plan of Reorganization, ONPS:

          On March  4,  issued  5,714,284  shares  of  Class A  Common  Stock in consideration of the payment of an aggregate of $663,740, pursuant to Regulation D, Rule 504, as promulgated by the Securities Exchange Commission, pursuant to ss.3(b) of the Securities Act of 1933;

          On March 3, issued 2,763,598 shares of Class A Common Stock, at a deemed price of $1.00 per share, to shareholders of OnLine in exchange for all of such shareholders shares of Online, pursuant to ss.4(2) of the Securities Act;

          On March 4, issued 3,673,292 Class B Special Non-Equity Voting Shares (the "Class B Shares") to 4 shareholders of affiliates of OnLine in connection with such shareholder's exchanging then common share of Online for Preferred Equity Shares of Online. The Class B Shares are convertible to shares of Class A Common Stock upon cancellation of the corresponding Preferred Equity Shares of OnLine.

     Upon completion of the Reorganization, and as at October 31, 1999, the Company had 10,480,614 shares of Class A Common Stock and 3,673,292 Class B Shares issued and outstanding. Please refer to "Item 10. Recent Sales of Unregistered Securities."

     On March 4, 1999 the then officers and directors of Earth Industries resigned. Mr. Aerock Fox and Terry Roycroft were appointed directors of the Company. Please refer to "Item 5. Directors, Executive Officers, Promoters and Control Persons."

                             THE COMPANY'S BUSINESS

     OnLine, the Company's operating subsidiary was formed in 1995 for the purpose of developing effective software solutions for operations within the film and television industry to replace time consuming, inefficient and costly pre-internet models of operation. Since its formation, OnLine has focused its efforts on the development of unique, proprietary, internet based technology, which the Company believes will change the global production community's access to available resources in the critical areas of casting, locations and production.

     Rights to use its software in specific applications in the entertainment field and in specified geographical areas were sold in order to finance, in part, OnLine's continuing activities in a manner that would minimize shareholder dilution. Please refer to "Item 1. Description of Business - Other Products - MailCard" and "Recent Financing Transactions." OnLine now helps casting directors and talent agents fill roles for the film and television industry "online". It is a technology permitting business to business communication, through the Internet, thereby allowing for efficient searches and movement of data between professionals.

     As a complete turnkey solution, this new technology focuses all production tasks into one system and allows industry personnel not only immediate access to the widest possible choice of such resources but also the ability to interact with selected resources within a secure, password protected electronic environment from any Internet accessible computer. On-Line, through two wholly-owned subsidiaries, On-Line Distributing, Inc. and Prairie On-Line Management Services, Inc., provides computer distribution and management services.

     OnLine has implemented a three-stage development strategy to be completed by the year 2000. The first stage ("Phase I") was to produce an online casting database. This has been accomplished with the success of the Casting Workbook. The second stage ("Phase II"), the production database is currently in beta testing(1). The third stage ("Phase III") will be the execution of the Company's existing locations database. The integration of these databases will form a complete communication system.

o    Phase I: The Casting Workbook

     The first component of this communication system is the Casting Workbook, containing the resumes and images of thousands of performing artists. The Casting Workbook provides selective search techniques through which casting directors can quickly locate and preview performers meeting predetermined criteria. Broadcasts from e-mail and faxes go directly to hundreds of agents instantly. Direct communication with a selected performer's agent can then be established on the system's password secured network. Talent searches, which traditionally might have required hours or days to complete, can now be accomplished in a matter of minutes. Conversely, performance and technical artists, whose exposure to casting directors and producers traditionally has been restricted to their individual agency's limited contact base, now have an opportunity to achieve a global presence.

Description of How the Casting Workbook Works

     The Casting Workbook is a secure password protected computer network that is connected to the Company's database, which contains casting information about thousands of actors, models and entertainers. The in-house production crew at OnLine developed the database and is using this technology to develop other products.

     The interactive system of the Casting Workbook is fast, easy and an innovative means for casting directors to find and preview talent. It contains text resume photographs and video and audio samples for actors. Once the desired talent is located by using the database search techniques, the casting director can communicate directly with agents over a secure network.

Direct Response

     Casting directors from around the world can type their script breakdown into the Casting Workbook, select the city or cities for transmission and press send. The script breakdown which provides details about a project including location dates and character descriptions is sent via the

--------
(1) A beta test is the second phase of software testing in which a sampling of the intended audience tries the product; it can be considered "pre release testing".

Internet, converted to faxes and transmitted to the over 300 talent agents in 15 cities in Canada and the United States currently subscribing to the Company's services, for the purpose of auditioning actors for the roles described.

     Agents with their roster of actors on the database use the fax as an alert to go to the Casting Workbook and select actors' photos and resumes to send to the corresponding casting director instantly over the Internet. The casting director then has access to the current resume and photograph of each suggested actor. The casting director simply needs to select the actor they wish to audition and the agent is instantly informed. The Company attempts to limit access to the database to bona fide casting directors and talent agents as confirmed, in part, by industry and professional association membership (such as (i) the Casting Society of America and the Association for Talent Agents in the United States and (ii) Casting Directors of Canada and TAMAC in Canada). In addition each must provide two reference letters. Each is given an individual identification and password in order to access the database.

     From the actors perspective not only does this system eliminate tedious and costly tasks, such as sending materials by courier and updating binders for agencies, it also provides them with potentially greater exposure.

A Comparison of the Casting Workbook with Existing Systems

     Casting professionals around the world have been using the hand delivery and facsimile relay system supported by the telephone to transport script breakdown information, scripts, actor photographs, resumes, video cassettes, audio cassettes and casting requests. All of this information is contained on different mediums requiring constant and costly reproduction. All of this information now can be contained digitally in the Casting Workbook allowing a central information source.

     Prior to the availability of the Casting Workbook, talent agents would have to make up three ring binders that contained 8 x 10 photos and resumes of their entire roster for each casting director as well as many of the production companies. These were expensive to create due to duplication, assembly, courier and maintenance charges involved and were constantly out of date as actors change agencies or require resume updates frequently. In addition, casting directors would have to thumb through hundreds of binders to find special skills or traits that can now be searched efficiently on the Casting Workbook.

     By digitizing(2) this collection of information and sorting it accordingly in a searchable database, OnLine provides an affordable and highly efficient alternative. Instead of duplicating text, images, audio and videocassette and then shipping this information to multiple destinations across the city, country or even planet, the Company is able to post the information once, in one place, for casting professionals to access resulting in significant cost savings to both the actors and talent agencies.

     Breakdowns

     Script breakdowns are created by or for casting directors for each project they are involved in. The breakdowns include essential details such as project description, characters information, shoot dates and audition times. The Pre Casting Workbook system requires a casting director to send the script or a completed breakdown to a separate company (for example, Breakdown Services in



----------
(2) The process of digitizing information involves taking all types of information (print, sound, and image) and feeding it into a computer which in turn, electronically changes it into a series of ones and zeroes that it can efficiently read. This simple transformation enables a person to make material changes to the information and to instantly transfer it across computer networks.

Los Angeles and Vancouver and Tracy Productions in Toronto) who, in turn, would fax the information to each selected agent at a cost per month to those receiving agents. These agents then respond by sending casting suggestions by facsimile and/or courier to the original casting director. Subsequent communications continue by telephone or facsimile at cost to both individuals. Unlike electronic communication, the telephone demands both parties be available simultaneously. Even e-mail has advantages over the facsimile process because of the editing properties.

     The old breakdown system is crude and full of redundancies that slow the process. A script breakdown requires manipulation of highly detailed information. By digitizing the content, ease of transfer via computers is enabled. The old system involves a slow chain where each party is dependent on the other's performance and availability. The Casting Workbook allows fast and easy information manipulation and immediate transfer at a fraction of the conventional cost.

     Agency Representation

     Currently, actors are only represented by agencies in their surrounding area. That means when a Los Angeles or Vancouver actor, represented by a local agency, works in Toronto for an extended period of time he/she will have to find new representation through a Toronto agency. This limitation is due to an agency's inability, generally, to physically exist in all places at once. The Casting Workbook allows agencies to represent actors regardless of where they are located. This prevents the agencies from losing valued clients and eliminates the need for actors to find other agencies, which saves both parties time and money.

Continuing Refinements to the Casting Workbook

     The Casting Workbook is continuing to develop, as users request new features. The Casting Workbook has become the industry standard for electronic distribution of information in the Canadian casting industry.

     EBinder

     Traditionally, agents were required to produce photo album "binders" which had photos and resumes for each of their actors. These were for the benefit of casting directors, producers or any other professional who needed to view the agent's roster. The binders quickly became out of date the minute they were produced and were maintained only once or twice a year because of the time and expense required to produce and courier them to every casting professional.

     The EBinder replaces the traditional binder. Now, an agent need only provide a password to any production professional who requests to see their EBinder via the Internet. Having their information on the Internet, the agents allow anyone in the world to access their information at any time, provided they have been assigned a password.

     Most importantly, the EBinder is tied to the agent's roster and is updated as regularly as the agent updates his roster. Instead of the old style of updating twice a year, this can now be done twice a day. In addition, the agents can write personal messages on the front page of the EBinder to welcome viewers and to draw attention to specific actors.

     Now, producers also have the ability to quickly search and sort rosters in a way that was never possible before. Controlled access of information via passwords, gives the agents control and flexibility through the EBinder never available through traditional hard copy binders.

     Sides Online

     Sides OnLine is a secure, fast and efficient way for casting directors to distribute their scripts and sides to agents. Scripts contain the entire story line, the character lines as well as the different settings. Sides are the specific parts of a script that involve any one character. Any actor auditioning for a role in a script requires the sides for that individual character.

     Scripts OnLine replaces the tedious action of casting directors sending scripts by courier and faxing to talent agents. Talent agents no longer have to create cover sheets and distribute them to their appropriate actors.

     With Sides OnLine, the Sides are integrated right into their Workbook. They simply click on the word, "SIDES" to instantly download the Sides and Script. Cover sheets no longer require typing. The information for each character is automatically formatted by the database. Agents click on the word, "COVER SHEETS" and a prewritten form is produced complete with all of the specific breakdown elements.

Products in Development

     Sound and Video Production Services

     A voice-over database, which would include any form of recorded voice, is anticipated to attract additional actors from across North America. One such application would include live voice auditions over the Internet, which would save long distance charges and courier costs. This is expected to be online by the end of 1999.

     In addition to sound, video production services will also be incorporated into the service. Most professional agencies have videotapes for all of their actors and would save the high-end cost of duplication and courier costs. Digitally recorded sound and video is quickly gaining popularity due to the editing efficiency and the convenience of transporting electronically.

     Industry Advertising

     Once the Casting Workbook has attained a significant level of acceptance in the North American market, we intend to target industry advertisers, such as acting schools, photographers, make-up artists, dance schools and production crews. In addition, corporate advertisers from ancillary industries such as travel, food and beverage, and sporting goods will be sought.

Market Analysis and Size

     In 1995, OnLine began creating sophisticated communication tools and databases for a film and television production Internet site in anticipation of the rapid technological growth in this area. As OnLine began to market and distribute these products, it became apparent that the production community was eager to use computers and to get on the Internet, but required assistance and support.

     From constant industry communication, we have discovered that the technological progression in this market follows a typical systematic evolution as follows:

     Businesses acquire computer systems for automating tasks.

     Membership with an Internet Service Provider (ISP) is bought.

     Internet skills are mastered and services are exercised (e.g. e-mail).

     An Internet presence is obtained by creating a web page.

     A domain name is secured, which assures a permanent presence.

     The company optimizes their computer system to enhance communications through a network.

     High speed Internet connections are utilized to transmit large files of information between global locations.

     The Casting Workbook was designed for and is currently being utilized by casting industry members in Canada and the United States to electronically cast actors and performers for their film, television, and commercial productions. The system was created by working closely with industry professionals in order to design software that reflects the needs of the most discerning audience. By meeting the needs of the casting industry, the Company is positioning the Casting Workbook as the industry standard.

     The production aspects of the entertainment industry are large and global in nature. The entertainment industry is one of the leading commercial export sectors of the United States. OnLines' internet direct audience, including professional and participant/subscriber market, is defined as those who are employed or want to be employed in the entertainment industry. This includes, but is not limited to, actors, models, musicians, dancers, extras and other entertainers worldwide (collectively "Entertainers").

Marketing

     Although OnLine has participated in local events and trade shows, the market growth has taken place primarily by word of mouth. OnLine intends to increase its profile in a widespread promotional campaign, which will include: print advertising in industry publications; radio clips; trade-show exhibits; seminars; and industry activities to network with industry professionals.

     Advertisements have appeared in the Hollywood Reporter and other trade related publications. Some examples of trade shows, events and exhibits that OnLine has participated in to-date, include: The Stephen J. Cannell Golf Classic; local film festivals; Cineposium; Cinexpo; and Locations Expo in Los Angeles 1995, 1996 and 1998.

     In addition, OnLine is working with several organizations in the community through cross-promotional activities to enhance its corporate good will. Some of these organizations like Film Union locals and Women in Film, and regional organizations such as producer organizations and the Academy of Motion Picture Arts and Sciences.

Security Consciousness

     Employees and contractors are required to sign a confidentiality agreement to prevent them from sharing company and/or product information with competitors. Management protects the company's assets through special efforts in concert with its technology advisors. The nature of the developing proprietary knowledge based products, demand a high level of security to ensure market leadership.

     An external breach of OnLine's computer system is regarded as an important concern. OnLine has incorporated Windows NT passwords and software/hardware firewalls as primary and secondary security measures. The firewalls are special software that is set up on a network to prevent intruders from stealing or destroying confidential files or information.

     By using the NT 4.0 Server, 128-bit(3) security is enhanced. The Company monitors access to

----------
(3) A computer server uses a security system to prevent unauthorized access to files on the computer. The security information is protected in the computer with encryption. Encryption protects data by taking data, converting it with an encryption algorithm (a mathematical formula) and saving or transmitting the encrypted data. The greater the number of `bits' used in the encryption, the stronger the protection. A bit is a small unit of computer data. 128-bit is the biggest and strongest encryption commercially available in the United States and Canada.

the system and regularly conduct checks for unauthorized activity. Implementing protection like hardware and software firewalls has increased protection of sensitive information.

Intellectual Property Protection

     The production and distribution of software has many benefits over other conventional products. It can be constructed virtually anywhere and once designed, it can be mass-produced very easily. These cost-effective factors for production are also attractive to others who see the opportunity.

     The products being produced at OnLine however, are unique in the fact that they are highly complex software databases of information that are interdependent and act as an information hub. Simply trying to copy the information is of little use without the complex communication network.

     The software that OnLine has produced is protected through authoring rights. OnLine has also protected its proprietary digital assets such as images by Using Watermarking Technology by Digimarc, Adobe.

     A digital watermark is best described by comparing it to a traditional watermark. Traditional watermarks are added to some types of paper to offer proof of authenticity. They are imperceptible, except when the paper is held up to the light for inspection. Similarly, Digimarc digital watermarks are added to still images in a way that can only be seen by a computer but is imperceptible to the human eye. A Digimarc watermark carries a message indicating the true creator or distributor of the image.

     Digital watermarking has provided OnLine with three main benefits:

          Protects valuable images by communicating copyright information;

          Tracks down uses of the images in the Web; and

          Generates incremental revenue by embedding company information in every image (in case of resale of the images).

Support

     OnLine offers complete technical support to its customers. By so doing, OnLine enables users to make a smooth transition from the conventional work process.

     OnLine believes that an essential factor for success is providing networking consultation, software support and superior personal service. As a pioneer in the Internet technology industry, OnLine has discovered that by providing an appropriate level of service the company's products are quickly becoming the communication standard for the film and television industry.

     Database Development

     Databases for models, dancers, extras, and musicians are under development and expected to be completed in 1999.

     Database for Extras

     An "extra" is normally a person used in the background of television and movie productions. Unlike actors, extras do not require acting skills. This makes the extra profession open to anyone who has the interest. This has allowed the extra market to grow enormously over the last few years.

     OnLine's new system will include automated telephone contact to indicate availability to the extras' agent who would then fill the casting director requests (breakdowns).

     The extra business is much larger and therefor much faster paced than that of principal actors. Since extras do not require the experience or training of actors and are only used in non-essential positions, (usually in the scene background) there is a large turnover. Most of the individuals doing extra work only do so for a short time. However, the customer force is much larger and potentially more profitable than principle actors and it's shear size is ideally suited for computer database management.

     Talent Scout

     There is no system, digital or otherwise, that is currently available to assist actors who are looking for agency representation. OnLine is working to create an area in the database that will post actors' photographs and resumes for agent perusal. For a fee of Cdn.$42 ($42US for listings in the United States) per year, an actor can be located and short-listed by casting directors as a self represented actor during their search for an agent. Representation is simply transferred in the system once an agent has been secured for the actor.

Pricing and Entertainers using OnLine

     ONPS charges each Canadian entertainer who wants to have his/her file included in the Casting Workbook database a flat fee of Cdn.$42 ($42US for listings in the United States), which entitles the actor to a resume and one photograph. Additional services, such as, multiple photographs, an audit voice-over tape, or video reel, each come with an additional charge. The fees are paid by the entertainer either directly to the Company or through their agents. Approximately one-third of the entertainers using the Casting Workbook were placed on the system on a free "trial basis." The Company's current policy permits a free trial period of up to 90 days. The Company's current marketing strategy permits casting directors and talent agents access to this system at no charge.

     Currently there are approximately 15,000 entertainers using some or all of OnLine's available services and products. Most of these are concentrated in the Canadian marketplace. However, OnLine is poised to expand into the larger Los Angeles market.

     The Company believes that the Casting Workbook has emerged as a field leader where it counts most, the number of roles cast. In August 1999, the Casting Workbook posted 279 breakdowns with 36,621 agent submissions resulting in 1,258 roles being cast in major films, television and commercial productions.

Expansion

     OnLine currently has offices in Los Angeles, Vancouver and Toronto.

     The entertainment internet technology sector is highly fragmented with several internet entities providing various services. OnLine is aggressively seeking market dominance by way of mergers and acquisitions of production based software and internet related companies. These companies are in various stages of development, some of which would be a perfect fit and value-added additions to the OnLine vision. The Company has developed a long-term plan for acquiring several of these companies. The Company plan is to acquire and integrate these various other types of services into a comprehensive site for producers, agents, directors, casting directors, actors and other production professionals. These acquisitions will greatly enhance the company's revenue projections by enabling it to grow more rapidly by expanding its internet audience and potential market.

Strategic Alliances

     OnLine and Columbus Entertainment, Inc. ("Columbus") recently signed a Production Services Agreement whereby OnLine and Columbus will cross-promote and consult toward joint efforts in production software. Columbus recently signed a 3 year deal with 20th Century Fox to provide software services to its productions worldwide. The Company's agreement will place the Casting Workbook before Hollywood Studio executives on a daily basis. Please also refer to Item
1. Description of Business - The Company's Business.

Competition

     The Company's management is not aware of any other company in Canada that has the same type of database and/or service to film and television professionals as it is currently providing. There are several small companies who offer various television and film services but they are without a direct response element and accordingly do not, in the Company's view, present a competitive risk to the Company's operations

     Competitors who do offer services similar to the Company's include:
Breakdown Services Ltd., "The Link" and CastNet(EINI) ("Castnet").

     Since neither Castnet for Breakdown Services has a reporting obligation under the Securities Act of 1934, the information presented below regarding Castnet and Breakdown Services is based on information derived primarily from their respective web sites.

CASTNET

     CastNet is a U.S. company that over the past 1.5 years has attempted to develop a software and database technology similar to Online's Casting Workbook having been developed over the past 4 years. CastNet has announced further development of products which OnLine has are already completed or has in advanced design

     CastNet's software design is considerably less robust and interactive compared to the Casting Workbook. For example, CastNet's breakdowns are "open fields", so information in those fields is incapable of being retrieved, organized and managed in as much detail and as easily as it can be with the Casting Workbook. Furthermore, the CastNet breakdown is faxed during office hours and redistribution to the agents by CastNet personnel, while with the Casting Workbook, breakdowns can be sent instantly from the casting director's computer 24 hours per day, 7 days per week. In addition, CastNet provides limited security, as scripts and sides are distributed in mass to everyone, and cannot be sent to pre-selected recipients, as is the case with the Casting Workbook.

     Another of the many differences between the two products is in searching. When a search is performed on CastNet, the results can only be viewed one page at a time and in a linear fashion, so a casting director who has 100 pages of results and wants to read page 100 would have to go through the first 99 pages to get there. With the Casting Workbook, the director can instantaneously go to any page he chooses.

     The CastNet system uses an expensive ISDN line and requires high maintenance. In the Company's opinion, the CastNet database is not as easy to use and lacks complexity.

BREAKDOWN SERVICES

     Breakdown Services is a U.S. company, with a similar database software to that of Online's Casting Workbook, but in the Company's view offering less flexibility. Again, unlike the 4 years of development behind the Casting Workbook, Breakdown Services has only developed their product for the past 1.5 years. More specifically, the software and database are not as user friendly. Their software is "nonrelational" sitting on five different servers, which means the user must go through considerably more steps in the program to access certain information or perform a task. Like CastNet, casting directors can only send breakdowns during office hours. Unlike the Casting Workbook, Breakdown's technology lacks the flexibility to allow a casting director to selectively choose which talent agents he wants his scripts and sides sent. Equally important, and unlike the Casting Workbook, actors cannot immediately update their information on the database, to ensure casting directors always receive their most up to date profile.

     Breakdown Services has offered a hand delivery system for script breakdowns in the United States and Canada for more than four years.

     Although CastNet and Breakdown Services may not be the Company's only competitors, they are the only ones the Company is aware of that electronically broadcast script breakdowns for use on the internet.

o    Phase II: Production

     OnLine has recently acquired, pursuant to an agreement with Columbus, dated August 31, 1998 as amended on February 19, 1999, the worldwide rights to the Columbus Software Suite for all aspects of commercial production pursuant to an agreement dated as of August 31, 1998 with Columbus. The Software Suite is a relational database application which is able to run locally or on a group of computers located in a relatively limited area (like an office building) and connected by a communications link that allows them to interact with each other (a "Local Area Network" or "LAN"). Please also refer to "Item 2. Management's Discussion and Analysis or Plan of Operation."

     Production management has a requirement for up-to-date information on the status of feature film, television and commercial productions. OnLine specializes in the beginning-to-end management and delivery of that information. Through its use of hardware, specially designed software, customer oriented service and an intimate, hands-on knowledge of the production industry, we believe that OnLine is positioned to deliver the only complete data management service for the film and television industry. It includes hardware (where necessary), software and management of data that delivers up-to-the minute information directly from the production office to production management in the commercial production sector.

     This service provides everything the commercial production needs for electronic communications:

          The installation of hardware and software by Online ensures that everything is fully functional from day one.

          Specifically designed software mirrors the way the commercial production office people work today. It just makes life easier by eliminating the repeated capture of the same information.

          The movement and formatting of data collected from the commercial production office, through OnLines' own communications servers and delivered directly into the corporate Internet is handled by Online.

          Above all, Online takes responsibility for delivering the information at a time and in the format demanded by senior commercial production management. Such deliveries include: Cost Reports; Budgets; Hot Costs; Call Sheets/Production Reports; Shooting Schedules; Deals/Start Close Paperwork; Staff & Crew Lists; Purchase Orders; Travel Authorizations;

     Time Cards; Daily Labor Sheets; and much more. Basically, anything that is generated by each department can be sent and tracked in the OnLine system.

     The OnLine system is not designed to replace an existing accounting system. Rather, it enables departmental coordinators to produce their cost reports for use by the production accountant more efficiently and with less wasted time than is possible today. Repetitive data entry is avoided and at the same time key data is extracted and made available to the executives responsible for the show in a more timely manner than is possible through the production accounting system.

     In addition, all of the reports that are generated out of a customer's current accounting system are also made available, thus enabling easy trend analysis and deal comparisons across productions.

     The benefits of the OnLine system include: faster identification of trends, schedule slip pages can be flagged, expenditures can be more tightly controlled and above all clear, relevant and timely information can be shared across the system; and the elimination of the need for paper reports and associated costs.

Competition

     Competition for the production software is spotty at best, and consists of the studios and production companies in house computer staff who have designed pieces of the program to be used in house. There is no known competitor with a package as comprehensive as the commercial suite.

o    Phase III: Locations


     The third phase of the Company's communications model for the film and television industry is evolving with many of the characteristics that were developed and learned in the development of the casting database. This new database technology uses digital photography, archives and regularly updates potential locations for film and television use.

Technical Description

     OnLine developed a searchable database containing thousands of location files that can be viewed by using the OnLine Internet site. Once the desired images have been previewed, a hard copy of the file can be requested by e-mail on a transaction basis.

     Production companies spend thousands of dollars per week on scouts, film development and couriers that send photographs around the country. By using digital technology, OnLine is able to greatly reduce or eliminate film and development costs, scout production time and courier fees. After the digital camera takes the picture, it simply feeds the image into a computer without having to produce a hard copy on paper.

     The Location Database service allows directors, producers and location managers to view an up-to-date library of files without leaving their office. If a production company is unable to find the location they require from OnLine's existing files, they can use the service as a communication tool to send the criteria to a location scout, production company or film company. This is especially effective for producers trying to access remote and hard to reach locations.

o    Other Products

MailCard

     The MailCard is an application software computer program. It consists of copyrightable sequences of computer instructions that enable its customers to effectively access their personal mailboxes by way of an application program that resides on a floppy disk, thereby allowing the user to access his or her e-mail from any location with a PC or Windows PC computer and a modem and ISP. The MailCard is an integrated and sophisticated product that focuses on providing e-mail services to a wide range of users, including those who do not own a computer or have ISP service. The MailCard may be customized to accommodate niche markets. The MailCard is capable of running from either a floppy disk or a hard drive. It is self contained and self running, having configuration information (i.e. in the "in" files) stored within the application to allow it to be moved easily between computers. The Program consists of approximately 15,000 lines of Pascal computer code.

     Traditional e-mail allows people to exchange messages by computer with employees, clients and potential customers anywhere in the world. It is a flexible and rapid form of communication with only one drawback, you need a configure base computer. The MailCard helps clients overcome this problem by providing a portable e-mail client. Instead of trying to reconfigure another computer, a user can simply insert the MailCard diskette into the drive and run the program. Their e-mail will be downloaded to the disk with no trace of either the program or their e-mail left on the computer.

     In light of the many forms of competitive free Web based programs such as "HOT MAIL" and "FREE MAIL," the Company is currently assessing the status of the MailCard and its potential application to the film and television industries.

o    Financing Transactions

     MailCard

     During the fiscal year ended August 31, 1998, OnLine entered into a business transaction in connection with MailCard software. It sold, in separate agreements with 5 individuals, worldwide territorial rights to the MailCard.

     The permitted uses covered by the sale agreements include the following:

1. MailCard use by individuals and companies in the TV and motion picture industry;

2.   MailCard use by individuals and companies in the trucking industry;

3. MailCard use by individuals and companies that are clients of companies in the financial services industry;

4. MailCard use by individuals and companies that are customers of companies in the convenience store and chain retail store industry;

5. MailCard use by individuals and companies in the filed of education, including schools and universities;

6. MailCard use be members of the general public for general non-industry specific uses, accessing e-mail through public access facilities to be found at financial institutions, convenience stores, chain retail stores, markets, gas stations, restaurants, cyber cafes, etc.; and

7. MailCard use provided by large and medium size corporations for their employees, customers or clients.

     These agreements generated immediate revenues of $523,000 used to fund operations of OnLine; it also generated contingent revenue of $2,828,000.

     Except the purchase price, which varied from Cdn.$700,000 to Cdn.$1,550,000, depending on the geographic areas covered by the sale agreements, all of the sale agreements and have identical terms.

     Simultaneously, OnLine's wholly owned subsidiary On-Line Distributing, Inc. ("OLD") entered into a "Distribution Agreement" with each of these individuals pursuant to which it received the right to distribute and market MailCard for the listed uses in the geographic areas covered by the Distribution Agreement. The initial term of the Distribution Agreement is 10 years (expiring December 31, 2007) and is renewable by OLD, in its sole discretion, for another 10 years provided that it satisfies certain minimum sales criteria. Except of the sales territories covered, each of the Distribution Agreements have identical terms. Please refer to "Item 13. Financial Statements" and "Note 10 of the Notes to the Audited Financial Statements."

Casting Workbook

     In each of the fiscal years ended August 31, 1999 and 1998, OnLine entered into a business transaction in connection with the Casting Workbook software. It sold, in separate agreements, rights to 5 individuals for the use of the Casting Workbook in certain geographical areas (excluding New Brunswick, Nova Scotia, Arizona, California, Hawaii, Massachusetts, Michigan, New Hampshire, Washington and Rhode Island).

     The permitted uses covered by the Sales Agreement include use in the entertainment industry in North America by members of the following groups:

     (a)  users seeking to present themselves to casting directors and agencies;

     (b) individuals looking for talented people, such as talent agencies and casting directors; and

     (c) individuals from both of the above groups looking for value added services as further described in the emc Valuation.

     These Sale Agreements generated immediate revenues of $587,000 and $655,000 in fiscal 1998 and 1999 respectively; they also generated contingent revenue of $ 2,476,000 and $2,912,000 in fiscal 1998 and 1999 respectively. Except for the purchase price, which varied from Cdn.$645,000 to Cdn.$2,865,000, depending on the geographic areas covered by the agreements, all of the Sale Agreements have identical terms.

     Simultaneously, OnLine's wholly owned subsidiary Prairie On-Line Management Services, Inc. ("Prairie") entered into a "Facilities Management Agreement" with each of these individuals pursuant to which it was retained to operate, promote and manage computer facilities incorporating data generated by the Casting Workbook in the geographic areas covered by the Sale Agreements for the purposes of providing talent agencies, their actors, casting directors and others in the designated geographic areas with access to casting requirements, talent information and related services, by means of the Internet. The initial term of the Facilities Management Agreements is 10 years and are renewable by Prairie, in its sole discretion, for an additional 10 years provided that it satisfies certain criteria. Except for the geographic areas covered, all of the Facilities Management Agreements have identical terms. Please also refer to "Item 13. Financial Statements" and "Note 10 of the Notes to the Audited Financial Statements".

     The foregoing transactions permitted OnLine to fund its operations without further dilution to its shareholders and to retain effective control over the distribution and use of each of the MailCard and Casting Workbook.

o    Risk Factors Associated With The Company's Business

     Risks Associated Changing and Expanding Business.

     The Company has experienced substantial changes in and expansion of the Company's business and operations since it commenced operations, and expects to continue to experience periods of change. The Company's past changes have placed, and any future changes would place, significant demands on the Company's administrative, operational, financial and other resources. The Company expects operating expenses and staffing levels to increase in the future. In particular, the Company intends to hire a number of additional skilled personnel, including persons with experience in both the computer and film industries. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain additional highly qualified senior managers and technical and production personnel in the future. The Company also expects to expend resources with respect to future expansion of its technology, accounting and internal management systems. This expansion will continue to challenge the Company's ability to hire, train, motivate and manage its personnel. If the Company's revenues do not increase in proportion to the Company's operating expenses, the Company's management systems do not expand to meet increasing demands, the Company fail to attract, assimilate and retain qualified personnel, or the Company's management otherwise fails to manage the Company's expansion effectively, there would be a material adverse effect on the Company's business, financial condition and operating results. The implementation of the Company's strategy for rapid growth in the use of the Company's services may strain its ability to adequately expand technologically. In addition, the Company relies on a number of third parties to process the Company's transactions, including on-line and Internet service providers, all of which will need to expand the scope of the operations they perform for the Company. Any backlog or inability to use the Company's services caused by a third party's inability to meet the Company's needs could have a material adverse effect on the Company's business, financial condition and operating results.

     Risk of Error and of Systems Failure.

     The Company's business is subject to various risks associated with systems errors and malfunctions and employee errors. Heavy stress placed on the systems during peak "breakdown" times could cause the Company's systems to operate at unacceptably low speeds or systems could fail altogether.

     The Company has experienced incidents of system failure in the past and there can be no assurances that such incidents will not reoccur in the future. If such system failure, or if access to the internet is disputed, it may preclude the Company from conducting normal operation for an undetermined period of time. The Company may also experience losses in connection with employee errors. Although expenses incurred by the Company in connection with employee errors have not been significant in the past, there can be no assurance that these expenses will not increase in the future.

     Significant Fluctuations in Quarterly Operating Results.

     The Company expects to experience significant fluctuations in future quarterly operating results that may be caused by many factors, including the following: the timing of introductions or enhancements of services and products by the Company or the Company's competitors; changes in pricing policies by the Company or the Company's competitors; changes in strategy; the success of or costs associated with acquisitions or other strategic relationships; changes in key personnel; seasonal trends; changes in the level of operating expenses to support projected growth; and general economic conditions. In addition, the Company has experienced fluctuations in the average number of customer transactions per day and expects that its rate of growth in customer transactions at any given time is not necessarily indicative of future transaction activity.

     Due to the foregoing factors, quarterly revenues and operating results are difficult to forecast, and the Company believes that period-to-period comparisons of its operating results will not necessarily be meaningful and should not be relied upon as any indication of future performance. It is likely that the Company's future quarterly operating results from time to time will not meet the expectations of securities analysts or investors, which may have an adverse effect on the market price of the Company's Class A Common Stock.

     Competition.

     The Company's management is not aware of any other company in Canada that has the same type of database and/or service to film and television professionals as it is currently providing. There are several small companies who offer various television and film services but they are without a direct response element and accordingly do not, in the Company's view, present a competitive risk to the Company's operations

     There can be no assurance that the Company will be able to compete effectively with current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, financial condition and operating results.

     Early Stage of Market Development; Dependence on the Internet.

     As is typical for new and rapidly evolving industries, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of complementary services and products, such as high speed modems and high speed communication-lines. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or due to increased governmental regulation. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use, accessibility and quality of service) remain unresolved and may negatively affect the growth of Internet use or the attractiveness of commerce and communication on the Internet. Because global commerce and on-line exchange of information on the Internet and other similar open wide area networks are new and evolving, there can be no assurance that the Internet will prove to be a viable commercial marketplace. If critical issues concerning the commercial use of the Internet are not favorably resolved, if the necessary infrastructure is not developed, or if the Internet does not become a viable commercial marketplace, the Company's retail business, financial condition and operating results will be materially adversely affected. Adoption of on-line commerce, particularly by those individuals that have historically relied upon traditional means of commerce, will require a broad acceptance by such individuals of new and substantially different methods of conducting business.

     Technical Changes.

     The information and financial services and communications industries are characterized by rapid technological change, changes in customer requirements, frequent new service and product introductions and enhancements, and emerging industry standards. The introduction of services or products embodying new technologies and the emergence of new industry standards and practices can render existing services or products obsolete and unmarketable. The Company's future success shall depend, in part, on its ability to develop leading technologies, enhance its existing services and products, develop new services and products that address the increasingly sophisticated and varied needs of its prospective customers, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of new services and products or enhanced versions of existing services and products entails significant technical risks. There can be no assurance that the Company will be successful in effectively using new technologies, adapting its services and products to emerging industry standards, developing, introducing and marketing service and product enhancements, or new services and products, or that it will not experience difficulties that could delay or prevent the successful development, introduction or marketing of these services and products, or that its new service and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable to develop and introduce new services and products or enhancements of existing services and products in a timely manner in response to changing market conditions or customer requirements, or if new services and products do not achieve market acceptance, the Company's business, financial condition and operating results will be materially adversely affected.

     Proprietary Rights and Risk of Infringement.

     The Company's success and ability to compete are dependent to a significant degree on its proprietary technology and on the proprietary technology licensed by it. The Company relies primarily on copyright, trade secret and trade-mark law to protect its technology and the technology licensed by it from third parties. Notwithstanding the precautions taken by the Company, it may be possible for a third party to copy or otherwise obtain and use the Company's software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of the Company's technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted.

     The laws of other countries may afford the Company little or no effective protection of its intellectual property. There can be no assurance that the steps taken by the Company will prevent misappropriation of its technology or that agreements entered into for that purpose would be enforceable. In addition, litigation may be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversions of resources, either of which could have a material adverse effect on the Company's business, financial condition and operating results.

     The Company may in the future receive notices of claims of infringement of other parties' proprietary rights. There can be no assurance that claims for infringement or invalidity (or claims for indemnification resulting from infringement claims) will not be asserted or prosecuted against the Company. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert the Company's management's attention and resources or require the Company to enter into royalty or licensing agreements. There can be no assurance that such licenses would be available on reasonable terms, if at all, and the assertion or prosecution of any such claims could have a material adverse effect on the Company's business, financial condition and operating results.

     Future Capital Needs; Uncertainty of Additional Financing.

     The Company currently anticipates that its available cash resources and credit facilities, will be sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next 12 months. However, the Company may need to raise additional funds in order to support more rapid expansion, develop new or enhanced services and products, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. The Company's future liquidity and capital requirements will depend upon numerous factors, including the costs and timing of expansion of research and development efforts and the success of such efforts, the success of the Company's existing and new service offerings and competing technological and market developments.

     The Company may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such additional funding, if needed, will be available on terms attractive to the Company, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the Company's shareholders will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the Common Stock. If adequate funds are not available on acceptable terms, the Company may be unable to develop or enhance its services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business, financial condition and operating results.

     Risks Associated with Acquisitions and Strategic Relationships.

     The Company may make acquisitions of other companies or technologies in the future, or may enter into strategic relationships, and the Company regularly evaluate such opportunities. Acquisitions and the implementation of strategic relationships entail numerous risks, including difficulties in the assimilation of acquired operations and products, diversion of management's attention from other business concerns, amortization of acquired intangible assets and potential loss of key employees of acquired companies. No assurance can be given that the Company will be able to integrate successfully any operations, personnel, services or products that might be acquired in the future, and the Company's failure to do so could have a material adverse effect on business, financial condition and operating results.

     The Company has established a number of relationships with on-line and Internet service providers and software, information and financial service providers. The Company will continue to seek out similar strategic opportunities in the future. Examples of the Company's strategic relationships include its relationships with Columbus. There can be no assurance that any such relationships will be maintained, that if such relationships are maintained, they will be successful or profitable, or that the Company will develop any new such relationships. Further, the Company's success in any of its strategic relationships is dependent on the reputation of its strategic partners. Should any of the Company's strategic partners experience damage to their reputation, the Company may be materially adversely affected.

     Limited Operating History. The Company has not achieved profitability and there is no guarantee that the Company will be able to achieve profitability in the future. The Company has never paid a dividend on the Company's Class A Common Stock and does not expect to do so in the foreseeable future.

     Potential Future 144 Sales.

     Of the 106,000,000 authorized shares of the Class A Common Stock, there are presently issued and outstanding (or reserved for issuance) 14,153,906 shares; all of which, except for 5,714,284 shares, are "restricted securities" as that term is defined under the Securities Act of 1933, as amended

(the "Act"), and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. In addition, the Company has an obligation to issue 1,000,000 Warrants (permitting the holder to purchase up to 1,000,000 shares of the Company's common stock at $.50 per share) which may be due to ACC Axis, an outside consulting firm.

     The Company is presently assessing its arrangement with Axis.

     Rule 144 provides, in essence, that a person holding restricted securities for a period of one year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent of the Company's outstanding Class A Common Stock every three months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Sections 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale of shares by a person who is not an affiliate of the Company and who has satisfied a two year holding period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's Class A Common Stock in any market that may develop for such shares.

     The restricted shares, currently outstanding, will not be subject to Rule 144 until at least March, 2000.

     Limited Market For the Company's Class A Common Stock.

     There is only a limited trading market for the Company's Class A Common Stock on the National Association of Securities Dealers, Inc. ("NASD") over-the-counter Bulletin Board (the "OTCBB"), which may limit the marketability and liquidity of the shares of the Class A Common Stock. Please also refer to "Item 9. Market for Common Equity and Related Stockholder Matters."

     Penny Stock Rules.

     Under Rule 15g-9 of the Exchange Act, a broker or dealer may not sell a "penny stock" to, or effect the purchase of a penny stock by, any person unless:

     (a)  such sale or purchase is exempt from Rule 15g-9;

     (b) prior to the transaction the broker or dealer has (1) approved the person's account for transactions in penny stocks in accordance with Rule 15g-9, and (2) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased; and

     (c) the purchaser has been provided an propitiate disclosure statement as to penny stock investment.

     The United States Securities and Exchange Commission (the "Commission") has adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to (1) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000 for the preceding three years; (2) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (3) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

     Currently shares of the Company's Class A Common Stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Class A Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Class A Common Stock and the ability of shareholders to sell their securities in the secondary market.

     Moreover, the Company's shares may only be sold or transferred by its stockholders in those jurisdictions in which an exemption for such "secondary trading" exists or in which the shares may have been registered.

     Adequate Labor and Dependence Upon Key Personnel; No Employment Agreements.

     The Company will depend upon recruiting and maintaining qualified personnel to staff the Company's operations. The Company believes that such personnel are currently available at reasonable salaries and wages. There can be no assurance, however, that such personnel will always be available in the future. Loss of the services of any of this management team and key employees could have a material adverse effect on the Company's operations. The Company does not have any employment agreements with any of the Company's officers and/or employees. Please also refer to "Item 5. Directors, Executive Officers, Promoters and Control Persons."

     Conflicts of Interest.

     From time to time certain of the Company's directors and executive officers may serve as directors or executive officers of other companies and, to the extent that such other companies may participate in the industries in which the Company may participate, such directors and officers may have a conflict of interest. In addition, the Company's dependence on directors and officers who devote time to other business interests may create conflicts of interest, i.e. that the fiduciary obligations of an individual to the other company conflict with the individual fiduciary obligations of the Company and visa versa. Directors and officers must exercise their judgment to resolve all conflicts of interest in a manner consistent with their fiduciary duties to the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. The Company is not aware of the existence of any conflict of interest as described herein.

     Control by Management.

     The Company's current officers and directors, as a group, beneficially own 4,323,292 or 31% of the then issued and outstanding common stock; and, accordingly may be able to exercise effective control over the Company's operations, including but not limited to, the election of directors.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

     The following discussion and analysis of the Company's and OnLine's financial condition and results of operations should be read in conjunction with the Company's financial statements and notes thereto included elsewhere.

                                    Overview

     Prior to its acquisition of OnLine, the Company was virtually inactive and had no revenues from operations. Please also refer to "Item 1. Description of Business--Corporate Organization." Accordingly, the following discussion focuses on the development of OnLine's business since its formation in 1995.

     From inception through OnLine's fiscal year ended August 31, 1998 (Fiscal
1998) OnLine's primary focus was the development of software solutions, specifically the Casting Workbook, Locations, Productions and the MailCard for the film and television industry. See "Item 1. Description of Business-The Company's Business." During this period, OnLine actively tested, redesigned and refined its product lines, in smaller more controlled market environments, to better suit industry requirements. The development of its business was financed, in part, through the sale of certain rights to some "fields of use" of the MailCard and Casting Workbook software it has developed.

     OnLine's marketing and sales efforts to present have been toward a very selected and narrow focus. The objective was, and continues to be, to secure the majority of key professionals using the Casting Workbook on a daily basis for television, commercial and feature film projects. When most of these professionals use the Casting Workbook to cast roles it is anticipated that performers will seek to avail themselves of OnLine's products and services. OnLine is well under way to accomplishing its goal. In the month of May, 1999 more than 850 roles were cast through the Casting Workbook system.

     OnLine now has approximately 12,000 entertainers (of which approximately one-third are on a "free trial" or "test" basis and do not pay fees) using some or all of its available Casting Workbook Products which has resulted in revenues of approximately $209,000 through August 31, 1999. These entertainers are situated primarily in Toronto and Vancouver, Canada.

     OnLine is now poised to expand its plan of operations to encompass a larger and more concentrated performer market in Los Angeles. In May of 1999 the Company commenced its marketing efforts in the United States by hosting a product demonstration and reception for casting directors and agents on the 20th Century Fox Studios production lot.

     OnLine is currently expanding operations in Los Angeles to support this market. The staff that is currently being implemented in Los Angeles consists of: a manager to oversee the development of the Los Angeles actor and modeling database; reception, technical support for casting director turnkey equipment installation and set up of agency accounts as well as second level support to the sales team, a sales team capable of doing database seminars, and ongoing first-line technical support and writers/scanners for handling script breakdowns as well as incidental photo scans.

Results of Operations

August 31, 1999 Compared to August 31, 1998

     In the year ended August 31, 1999 revenues from operations decreased to $958,000 from $1,201,000 from the year ended August 31, 1998. The decreased revenue of $243,00 was due primarily to the one time sale in 1998 of the MailCard which generated revenues of $523,000, offset by an increase in revenues of $174,000 from the Casting Workbook in 1999. Other income increased from $238,000 to $388,000 due to an increase in interest income of $150,000. However, the Company experienced a net loss of $328,000 as compared to a net loss of $118,000 for the comparable period. This was due to increased direct costs of $161,000 from $759,000 to $920,000, due in part to the exclusivity payment of $203,000 for the Casting Workbook Agreement which was effective toward the end of 1998, increases in direct subcontract and selling expenses offset by a decrease of $227,000 in development costs. Increased and administrative expenses of $41,000 from $796,000 to $755,000 was due to a decrease in management fees of $270,000 offset by increases in other general and administrative expenses of $229,000.

Liquidity and Capital Resources

     The Company's principal capital requirements are expected to be (a) software development costs and purchase of computer hardware, (b) maintain and improve our web servers and (c) provide continued customer support. To date, funding has been provided through equity financing, sale of certain of its software territories, and operations.

     At the end of the prior fiscal year, the Company purchased software for use in the production of commercials. The purchase price of the software was $3,950,000. The payment of the purchase price consists of two payments of $100,000 (paid), the issuance of 250,000 common shares at a value of $1 per share (issued) and the issuance of a note payable of $3,500,000. In the current year, the Company expended an additional $8,000 relating to this software purchase. The agreement is with Columbus Software Inc. The note payable is due only if the Company achieves specified sales objectives on or before August 31, 2008.

     Due to the contingent nature of the note payable, Management has decided that amortizing the cost of the software prior to any recognition of revenue could result in a future material misstatement of the financial statements. Therefore no amortization is being recorded against this software at this time.

     The Company has available a $40,000 line of credit with the Royal Bank in Vancouver, British Columbia. The line of credit bears interest at the rate of Royal Bank prime plus 1.75% per annum. As at August 31, 1999 the Company had used $30,000 of this available line of credit.

     The Company has a mortgage payable to Vancity Credit Union bearing interest at 8.75% per annum with monthly payments of $632. The Mortgage is renewable May 2001. The Mortgage is secured by real estate (office) at 208-2323 Boundary Road, Vancouver, British Columbia. The balance at August 31, 1999 was $76,014. The Company expensed $6,500 in interest relating to this loan in the year ended August 31, 1999 versus $7,600 in the prior year. This was the only loan interest paid in the year ended August 31, 1999. The Company expects to make principal payments of $8,184 on this loan in the fiscal year ending August 31, 2000.

     At August 31, 1999 the company had liquid assets of $578,000. Cash flow from the Casting Workbook is expected to increase with the launch of the US version in October, 1999.

Operating Plan

     In the first quarter of the fiscal year ending August 31, 2000, the Company plans to continue its recruiting drive for casting directors and talent agents. As part of this drive, the Company will furnish computer hardware and software to key casting directors in the Los Angeles market. The Company will install additional servers in the Los Angeles office to support the launch of the Casting Workbook in late October. In addition, the Company is planning to expand its marketing efforts in Los Angeles to include trade shows, seminars and print advertising. The Company will also launch its model and talent scout databases in the Los Angeles area from which the Company anticipates further revenues. Consequently, staffing the Los Angeles office will be a major priority in the first quarter, with an emphasis on sales and marketing personnel.

     Also in the first quarter the Company plans to complete its development and release of the MasterCaster software for casting directors, finalize its e-commerce development for automated registration and payment for its customers, and finalize casting notices for non-represented actors.

     Towards the end of the first quarter the Company intends to begin closing sales of its Production Workbook to commercial producers.

     Efforts in the second quarter will focus on continued growth of the Casting Workbook database, as well as the Model and Talent Scout databases in the Los Angeles area. The Company believes that the integration of the Master Caster software with the Casting Workbook will solidify wide casting director acceptance in Los Angeles.

     The third and fourth quarters will be focused on marketing its databases to actors and agents, and promoting its additional revenue sources on the Casting Workbook and Model database such as audio and video clips. It also intends to actively search for a US Distribution partner, and expand its marketing efforts to universities, acting schools, and performers in live theater. In addition, the company anticipates adding a production crew and staff database, and integrate its Talent Agent software into the Casting Workbook.

     During the year, the Company intends to break into the New York market initially by distributing breakdowns via fax even if it does not establish an office facility there. The Company also plan to focus on promoting electronic video reels to actors and models.

Financial Plan

     The Company anticipates expenditures for the fiscal year ending August 31, 2000 to be:

                  General and Administrative                  $    909,000
                  Computer Hardware                                132,400
                  Computer Software/Development                    108,700
                  Marketing and Promotion                          550,000

     General and Administrative expenses consist of payroll and related expenses for executive, accounting, and administrative personnel, professional fees, and other general corporate expenses. General and Administrative expenses for the fiscal year ended August 31, 1999 were $755,000. These expenses are expected to continue to increase as we expand our staff and support functions to support the anticipated growth of the Company.

         The Company is anticipating an increase in marketing and promotional costs as it grows, and to maintain and expand its recognition in the marketplace. These costs are expected to increase over the year to approximately 10% of revenues.

     The Company anticipates revenue growth in the next 12 months to come from the US Casting Workbook in Los Angeles, and revenues from the sales of the commercial suite software.

     Long Term Investments

     Long term investments consists of British Columbia Savings Bonds in a principal amount of $2,878,800 with, accrued interest of $38,800 unpaid at the balance sheet date. These bonds earn interest at 6% per annum paid semi-annually and are locked in to June 9, 2008. These bonds serve as registered collateral on the MailCard contingent sales agreement dated September 17, 1997. The amount of the collateral claim registered against these bonds is $2,878,800 which is locked in until June 9, 2008. Also included in long term investments is the amount of $2,491,600 of which $2,475,600 serves as registered collateral relating to the Casting Workbook software contingent sales agreement dated December 31, 1997, with the principal to be locked in until December 31, 2007. From the agreement date to the balance sheet date, these funds have been placed in seven day CIBC GIC's earning interest revenue at variable rates through the period. Also included in long term investments is the amount of $2,931,000 of which $2,912,300 serves as registered collateral relating to the Casting Workbook software contingent sales agreement dated December 31, 1998, with the principal to be locked in until December 31, 2008. From the agreement date to the balance sheet date, these funds have been placed in seven day CIBC GIC's earning interest revenue at variable rates through the period.

o    Financing Planned Expansion

     Although the Company raised $663,740 in March, 1999 through a private placement of 5,714,284 shares, there is no assurance that the Company will be able to obtain additional financing as, if and when required. The company's plans to expand the Los Angeles office and open an office in New York are underway. If the company cannot meet its expansion needs through operations and/or other financing methods, the Los Angeles expansion and any new area expansion will be placed on hold until such time as the financing is available. The company is launching its US Casting Workbook from Los Angeles on October 25, 1999. The results of the US Casting Workbook will determine the company's expansion schedule.

Year 2000 Issues

     The Year 2000 issue results from computer systems using two digits rather than four to represent the year so that a date using "00" is recognized as the year 1900 rather than the year 2000. This situation may disrupt the smooth operation of both the Company and third party's computer systems.

The Company's State of Readiness

     In order to reach the Company's internal Year 2000 readiness it is proceeding through four phases. First it evaluated its IT computer systems and non-IT systems for Year 2000 compliance. IT computer systems and non-IT systems have been purchased in the last few years and most have been designed and built with Year 2000 compliance in mind. As a result, a minimal number of computer systems required software patches to third party software. The Company did not discover any non-compliance in its non-IT systems and has not had to replace any to date.

     In the second phase the Company planned fixes in the form of software patches created and tested by he third party software vendors. It then applied the patches on test computer systems and evaluate their results. The Company is scheduled to complete this phase by December 15, 1999.

     In the third phase the Company will implement these patches on secondary computer systems, test the results and then implement the third party software patches as necessary to the primary computer systems and test those results. This phase is scheduled for completion by December 10, 1999.

     Year 2000 compliance software will be used to further verify the reliability of the computer systems on an ongoing basis.

     In the fourth phase the Company will finalize its Year 2000 contingency plans. To date, initial contingency plans have been created. These are currently being evaluated and are scheduled for final approval on December 10, 1999.

     Most of the Company's key systems are built with redundancy to ensure that its material services are supported by multiple vendors. Any material disruption by one vendor will be automatically backed up by another vendor's services, minimizing the Company's dependency on any one vendor. The Company has canvassed its vendors to determine their year 2000 compliance. To date, the Company has not identified any significant risks or material disruptions.

     As the Company has assisted many of its clients with the recent computerization of their businesses, their systems are also new and largely Year 2000 compliant with minimal legacy computer systems. Once the Company completes its internal Year 2000 compliance the Company plans to assist its clients in achieving their own Year 2000 compliance. On December 10, 1999, the Company will provide its clients documentation to assist them with identifying any Year 2000 issues they may have and providing addresses of support material and third party software patches.

The cost to the Company

     The Company does not separately track the internal costs incurred for the Year 2000 project, and these costs are principally the related payroll costs for its information systems group. As its software has been developed recently, it was originally developed with the Year 2000 issue in mind and thus has required no modifications. The risks associated with updating the Company's system to Year 2000 compliance are minimal. The normal redundancy of the Company's internal staff computer systems ensures that any issues arising from the staggered Year 2000 upgrades to the Company's staff computer systems can be solved without resulting in loss of operations.

     The Company's non-IT systems, equipment with embedded chips, have been purchased in the last few years. The Company has not had to replace any non-IT systems.

The risks to the Company's Year 2000 Issues

     The most likely worst case Year 2000 scenarios that the Company expects to face include unexpected disruptions to our internal computer systems or to those of our vendors. These could cause material disruptions of the Company's operations.

     Other possible worst case Year 2000 scenarios include unexpected material disruptions from one or more of the Company's clients. If a computer system or fax machine of one of our clients fails to operate they could experience difficulty accessing the Company's computer systems or faxing material to us. Short term disruptions of this nature would not have a significant effect on the Company's operations.

The Company's contingency plans

     The Company's contingency plan to handle unexpected disruptions to its computer systems or those of its vendor(s) is three fold.

     Firstly, the Company has previously designed redundancy into our computer systems and our key systems are supported by multiple vendors. If a given system experiences and unexpected disruption many systems will automatically fall over to back up systems.

     Secondly, IT staff will be on the job to ensure the success of the final data backups on 1999. On January 1st, 2000, IT staff will evaluate all systems for any disruptions, and manually switch any necessary system to a backup system and contact vendors as required to determine estimated repair times in the event of any system failure(s). As the casting industry does not work until the first week of January, most of the Company's clients will not be accessing its systems during the first few days of January, 2000. This should give the Company enough time to deal with any other problems.

     Lastly, with trained staff in offices in Los Angeles, Vancouver and Toronto, the Company will be able to shift workloads from one office to another as necessary to assist with correcting any disruptions in any other Online office.

     The Company is also taking a proactive approach to handling possible disruptions to its clients operations. In November 1999 it will be providing information and assistance to its clients to evaluate their Year 2000 readiness and assist them in accomplishing their Year 2000 compliance. The Company will also be dedicating technical and client support staff to assist its clients in January 2000 with any disruptions they may encounter.

     The Company intends to monitor the progress of its vendors, customers or others with whom it transacts business, including financial institutions, in becoming Year 2000 compliant. The Company has not formulated a contingency plan to deal with the potential non-compliance of vendors, customers and others with whom it transacts business, including financial institutions, but will be considering whether such a plan would be feasible.

ITEM 3.  DESCRIPTION OF PROPERTY

Real Property

Vancouver

     The Company owns a 1,400 square foot commercial condominium unit (No. 208) at 2323 Boundary Road, Vancouver, British Columbia which presently serves as the Company's corporate headquarters. The Company purchased the unit on May 22, 1996 for $101,963. The Company has a $75,300 balance on an initial $79,148 mortgage on the property. The Company's payments are $591 per month.

     On July 1, 1999 we expanded the Company's corporate headquarters by leasing the adjacent unit No. 207 at 2323 Boundary Road, Vancouver, British Columbia, on the basis of a 6 month renewable term. The premises are approximately 1,300 square feet. The rent is $805 per month.

Toronto

     As of March 1, 1999 the Company also lease approximately 677 square foot office at #1303 of 2 Carlton Street, Toronto, Ontario. The Company's rent is $663 per month. The term is for two years.

Los Angeles

     As of May 7, 1999 the Company rented a 1,200 square foot office at #201 1529 S. Bundy Drive, LA CA 90025. The Company's rent is $1,250. The term is for one year.

Equipment

     The Company owns and/or leases a variety of office equipment consisting primarily of photocopying machines, personal computers and telephone equipment.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Class A Common Stock as of October 31, 1999, (1) each person who is known by the Company to own beneficially more than five percent (5%) of the Class A Common Stock; (2) each of the Company's directors and officers; and
(3) all of the Company's directors and officers as a group.

================================================================================
                                                      NO. OF

NAME AND ADDRESS OF BENEFICIAL OWNER                  VOTING

                                                SHARES BENEFICIALLY         %

                                                       OWNED
--------------------------------------------------------------------------------

Aerock Fox (President & Director)

2390 W. Queens Ave.

Vancouver, BC Canada V6V 2Y6                        2,488,316(1)(3)         18%

--------------------------------------------------------------------------------

Terry Roycroft (Secretary-Treasurer & Director)

5120 Bessborough Drive                              1,834,976(2)(4)         13%

Burmaby BC Canada V5B 4N9

--------------------------------------------------------------------------------

Susan Fox

2390 W. Queens Ave.                                 2,488,316(3)(1)         18%

Vancouver, BC Canada V6V 2Y6

--------------------------------------------------------------------------------

Sharon Fox

5120 Bessborough Drive                              1,834,976(4)(2)
                                                                           13%
Burmaby BC Canada V5B 4N9

--------------------------------------------------------------------------------

Kirt W. James

34861 Spinnaker                                     1,381,000               13%

Dana point CA 92629

--------------------------------------------------------------------------------

All Officers & Directors as a Group (2 persons)     4,323,292               31%

================================================================================


(1) The 2,488,316 shares of Class A Common Stock beneficially owned by Mr. Fox consists of (i) 300,000 shares owned directly by his wife, Susan Fox, (ii) 1,967,516 shares of Class B Shares, owned directly by Mr. Fox, and (iii) 220,800 shares of Class B Shares owned by his wife, Susan Fox.

(2) The 1,834,976 shares of the Company's Class A Common Stock owned beneficially by Mr. Roycroft consists of (i) 350,000 shares of Class A Common Stock owned directly by Mr. Roycroft, (ii) 1,104,976 shares of Class B Shares owned directly by Mr. Roycroft and (iii) 380,000 shares of Class B Shares owned directly by his wife, Sharon Fox.

(3) The 2,488,316 shares of Class A Common Stock beneficially owned by Susan Fox, Mr. Fox's wife, consist of (i) 300,000 shares of Class A Common Stock owned directly by Mrs. Fox; (ii) 220,800 shares of Class B Shares owned directly by Mrs. Fox; and (iii) 1,967,516 shares of Class B Shares owned directly by Mrs. Fox's husband, Aerock Fox. Susan Fox and Sharon Fox are not related.

(4) The 1,834,976 shares of Class A Common Stock beneficially owned by Sharon Fox consist of (i) 350,000 shares owned directly by her husband Terry Roycroft; (ii) 380,000 shares of Class B Shares owned directly by Mrs. Fox; and (iii) 1,104,976 shares of Class B Shares owned directly by her husband, Terry Roycroft. Susan Fox and Sharon Fox are not related.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following persons are the directors, executive officers and/or key employees of the Company:

AEROCK FOX

President & Chief Executive Officer, Director since March 1999

     Since December 1994 Mr. Fox, who is 53 years old, has served as President and director of Online. Prior thereto Mr. Fox founded and served (and continues to serve) as president of Fox Productions Inc., a privately owned production company. Mr. Fox's degrees in Education and Business at McGill University; he also received Masters Degree in Psychology while majoring in Business and Education at the University of British Columbia. Aerock Fox is married to Susan Fox.

TERRY ROYCROFT

Vice President Investor & Corporate Relations, Director since March 1999

     Since December 1994 Mr. Roycroft, who is 43 years old, has served as a Vice President and director of Online. Prior thereto Mr. Roycroft founded and served (and continues to serve) as president and director of Croft Entertainment Inc. a privately held company.

SUSAN FOX

Vice President of Marketing & Sales since March 1999

     Since December 1994, Mrs. Fox, who is 42 years old, has served as a Vice President of Online. Prior thereto she served as an executive producer of Fox Productions Inc. Mrs. Fox is Aerock Fox' wife. Mrs. Fox has four years of post secondary education that includes Arts and Literature from Douglas College, Business, Architectural design and Contract Law from BCIT and Fine Arts from Langara College. Susan Fox is married to Aerock Fox.

CHUCK BUCKLEY

Vice President of Information Systems since March 1999

     Since December, 1995 Mr. Buckley, who is 34 years old, has served as a Vice President of Online. Prior thereto Mr. Buckley's fifteen years of experience with computers has given him the opportunity to work on mainframe, mini, workstations, and personal computers. He has mastered operating systems such as DOS, Windows, Windows NT, Macintosh System 7.x, UNIX and Linux. Some of the software Mr. Buckley is competent with include MS Office (Word, Excel, etc.), Word Perfect, Lotus 123, Ami Pro, Corel Draw, Page Maker, Quark Xpress, Adobe PhotoShop, Strata Studio Pro, Paradox, Filmmaker Pro, Adobe SiteMill, WebStar, Web Server, Tango ACGI, Fulcrum, Netscape and most Internet clients and Protocols.

     Prior thereto Mr. Buckley was employed by the West Coast Vitamin House, where he was in charge of the networked accounting programs.

     All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     The Company currently has nine full time personnel and is supported to the extent required by outside consultants. Additional staff will be recruited as required to support the Company's growth and development. All of the full time personnel are contracted consultants. Key personnel also have equity positions and have executed confidentiality and non-competition agreements. Compensation levels are, and will continue to be commensurate with industry standards with incentive programs extended to the key personnel.

     During the past five years no director, executive officer, promoter or control person of the Company:

     (1) was the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

     (2) was convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.

ITEM 6.  EXECUTIVE COMPENSATION

     The following table sets forth information concerning the compensation, in Canadian dollars, of the named executive officers from July 1, 1995 through August 31, 1999.

-----------------------------------------------------------------------------------------------------------------------------------
                                                  Annual Compensation                           Long-Term Compensation
                                             -----------------------------------    -----------------------------------------------
                                                                                           Awards                  Payments
                                                                                    ----------------------  -----------------------
                                                                        Other                   Securities                  All
                                    Year                                Annual      Restricted     Under-                   other
            Name And                 or                                 Compen-       Stock        Lying        LTIP       Compen-
       Principal Position          Period    Salary         Bonuses     sation       Award(s)     Options/     Payouts      sation
                                   Ended     ($)(1)          ($)          ($)          ($)          SARs         ($)         ($)
--------------------------------- --------- -------------- ----------- ------------ ------------- ----------- ------------ ---------
Aerock Fox                        8/31/99      160,725
President and Director
------------------------------------------------------------------------------------------------------------------------------------
                                  8/31/98      117,014        --          --           --            --            --           --
                                  --------------------------------------------------------------------------------------------------
                                  8/31/97       23,672
                                  --------------------------------------------------------------------------------------------------
                                  8/31/96       59,358(2)     --          --           --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
Terry Roycroft                    8/31/99      121,645
Secretary, Treasurer and
Director
------------------------------------------------------------------------------------------------------------------------------------
                                  8/31/98     128,282(3)      --          --           --            --            --           --
                                  --------------------------------------------------------------------------------------------------
                                  8/31/97      10,808
                                  --------------------------------------------------------------------------------------------------
                                  8/31/96       7,328(4)      --          --           --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
Chuck Buckley                     8/31/99       40,116
Vice President
------------------------------------------------------------------------------------------------------------------------------------
                                  8/31/98       28,888        --          --           --            --            --           --
                                  --------------------------------------------------------------------------------------------------
                                  8/31/97       21,470
                                  --------------------------------------------------------------------------------------------------
                                  8/31/96       22,900        --          --           --            --            --           --
------------------------------------------------------------------------------------------------------------------------------------
Susan Fox                         8/31/99       62,800
Vice President
------------------------------------------------------------------------------------------------------------------------------------
                                  8/31/98       41,152        --          --           --            --            --           --
                                  --------------------------------------------------------------------------------------------------
                                  8/31/97       24,443
                                  --------------------------------------------------------------------------------------------------
                                  8/31/96       24,289
                                  --------------------------------------------------------------------------------------------------
Total                                          900,761(5)                 --           --            --            --           --
====================================================================================================================================

(1)  These payments were made respectively as follows:

     As to Mr. Fox, to Fox Productions, Inc., a corporation wholly owned by Mr. Fox.

     As to Mr. Roycroft, to Croft Entertainment, Inc., a corporation wholly owned by Mr. Roycroft.

     As to Mrs. Fox, to Snow Lions Entertainment, Inc., a corporation wholly owned by Mrs. Fox.

     As to Mr. Buckley, to Electric Sprocket, Inc., a corporation wholly owned by Mr. Buckley.

(2)  Includes $59,358 of restricted stock awards.

(3)  Includes $65,229 of restricted stock awards.

(4)  Includes $7,328 of restricted stock awards.

(5)  Includes $131,915 of restricted stock awards.

     The Company does not have any employee stock option or other compensatory plans.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     There has been no transaction during the last two years, or proposed transactions, to which the Company is or will be a party and in which any of its officers, directors principal stockholders or any family member of such person has a direct or indirect material interest.

ITEM 8. LEGAL PROCEEDINGS

     The Company is not a party to any litigation, and has no knowledge of any threatened or pending litigation against the Company.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Class A Common Stock has been quoted on the OTC BB since March 4, 1999 (and prior thereto the common stock of the Company's predecessor, Earth Industries,) under the symbol ONPS. The following table sets forth high and low bid prices for the Class A Common Stock for the calendar quarters indicated as reported by the OTC BB from November 27, 1998 through September 30, 1999. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

1998:                                 High              Low         Volume
----                                  ----              ---         ------
November 27, 1998 through            Unpriced                       No Sales
December 31, 1998

1999:
-----
January-February                     $5                $1             14,500
March - (after                       $4                $2          2,953,600
1 for 30 reverse split)
April-June                           $3.28             $1.43       6,803,600
July                                 $2.12             $1.50         950,646
August                               $1.43             $ .68       2,179,862
September                            $1.06             $ .68       1,376,341

     As of October 12, 1999 there were 131 registered holders of the Class A Common Stock and 4 registered holders of Class B Shares.

     The Company has paid no dividends to date and does not expect to pay any dividends in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

     Pursuant to the Plan of Reorganization, the Company issued 1,711,926 shares to the shareholders of Earth Industries in reliance on Section 4(2) of the Securities Act.

     Following the Reorganization and in accordance with the terms and conditions of the Plan of Reorganization:

          On March 4, the Company issued 5,714,284 shares of Class A Common Stock in consideration of the payment of an aggregate of $663,740, pursuant to Regulation D, Rule 504, as promulgated by the SEC, pursuant to ss.3(b) of the Securities Act of 1933; the shares were issued to 10 non US persons (7 corporations, 2 individuals and one retirement account), none of whom were or are affiliated with the Company, as follows:

--------------------------------------------------------------------------------
        Shareholder:                                 # Shares    % of Total(1)
--------------------------------------------------------------------------------
Multi Million Investments Limited                     857,143         8.74
Suite 805 Queens Place
74 Queens Road Central
Hong Kong
--------------------------------------------------------------------------------
Reulcap International Limited                         857,142         8.74
3 Trilogy Court
Paget Close, Paget Bermuda
--------------------------------------------------------------------------------
Strand Management Corporation                         285,714         2.91
2160-650 West Georgia Street
Vancouver, BC V6B 4N7 Canada
--------------------------------------------------------------------------------
Pacific Growth Ventures Ltd.                          857,143         8.74
1000-409 Granville Street
Vancouver, BC V6C 1T2 Canada
--------------------------------------------------------------------------------
Neil Linder RRSP Acct. #200-0635-4                    571,429         5.83
C/o Canaccord Capital Corp.
220-609 Granville Street
Vancouver, BC V7Y 1H2 Canada
--------------------------------------------------------------------------------
1034706 Ontario Ltd.                                  571,429         5.83
3384 Four Bentall
1055 Dunsmuir Street
Vancouver, BC V7X 1L3 Canada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Windsor Management Services Inc.                      571,429         5.83
2001 Leeward Highway
P.O. Box 62
Providenciales
Turks and Caicos Islands, B.W.L.
--------------------------------------------------------------------------------
Clarence and Brenda DeBelle As Joint Tenants          571,429         5.83
1872 Westview Drive
North Vancouver, BC V7M 3A8 Canada
--------------------------------------------------------------------------------
Pan Star Capital Corp.                                571,429         5.83
Craigmuir Chambers                                    571,426
Road Town, Tortola BVI
--------------------------------------------------------------------------------
Sub-Total this Requested 504 Issuance               5,714,284        58.26
--------------------------------------------------------------------------------

(1) These percentages are calculated upon the total expected issued after the issuance requested herein, and concerns only Class A Common Stock, and not Class B Special Voting Shares. The percentages are however calculated treating the 2,382,778 Class A reorganization shares as reserved for issuance.

          On March 3, the Company issued 2,763,598 shares of Class A Common Stock, at a deemed price (an agreed to value by the parties) of $1.00 to the existing shareholders of Online, in exchange for all of such shareholders shares of Online. The Company believes that the issuance of these shares was exempt from registration under the Securities Act by virtue of the exemption from registration provided by ss.4(2) of the Securities Act and Rule 145 promulgated thereunder for offers and sales not involving a public offering.

          The Company issued 3,673,292 Class B Shares to 4 individual shareholders (Messrs. Fox and Roycroft and their respective spouses) of Online in consideration of the exchange by such shareholders of their common shares of Online for Preferred Equity Shares of Online. The Class B Shares are convertible to shares of Class A Common Stock at any time, upon cancellation of the corresponding Preferred Equity Shares of OnLine. The Company believes that the issuance of these shares was exempt from the registration requirements of the Securities Act by virtue of the exemption afforded by Section 4(2) of the Securities Act for offers and sales not involving a public offering.

          The Company also issued an additional 40,756 shares of Class A Common Stock in settlement of debts (accrued and unpaid wages) in the aggregate amount of approximately $27,600, to 6 persons who were employees (but not officers or directors) of the Company. The Company believes that the issuance of these shares was exempt from the registration requirements of the Securities Act by virtue of the exemption afforded pursuant to ss.4(2) of the Securities Act for offers and sales not involving a public offering.

          The Company also issued, in 1998, 250,000 shares of Class A Common Stock, at a deemed value (an agreed to value by the parties) of $1.00 per share, to purchase the commercial software suite from Columbus.

     Upon completion of the Reorganization, and as at October 31, 1999 the Company had 10,480,614 shares of Class A Common Stock and 3,673,292 Class B Shares issued and outstanding.

     Table 1 summarizes the issuances of Class A Common Stock through October 31, 1999:

                                     Table 1

                              Class A Common Stock

================================================================================
Issuance of Class A Common Stock to:                      No. of Shares Issued
================================================================================
1.  Shareholders of Earth Industries                                1,711,976(1)
================================================================================
2.  Private Placement                                               5,714,284
================================================================================
3.  Shares issued to OnLine shareholders                            2,763,598
================================================================================
4.  For debt settlement(2)                                             40,756
================================================================================
5.  Asset Purchase(3)                                                 250,000
================================================================================
TOTAL CLASS A COMMON STOCK                                         10,480,614
================================================================================


(1) The 1,712,000 shares of Class A Common Stock became 1,711,976 after rounding off fractional shares.

(2) These shares were issued to unaffiliated individuals in settlement of debts approximating $27,600.

(3)  Please refer to "Item 1. Description of Business-- Recent Transactions."

     Table 2 sets forth the Company's currently issued and outstanding voting securities:


                                     Table 2

                  All Issued and Outstanding Voting Securities

================================================================================
CLASS OF VOTING SHARES                          NO. SHARES          % OF VOTING
                                                                     SECURITIES
--------------------------------------------------------------------------------
CLASS A COMMON  STOCK                           10,480,614             74
--------------------------------------------------------------------------------
CLASS B SHARES                                   3,673,292             26
--------------------------------------------------------------------------------
Total shares and issued and outstanding         14,153,906             100.00
================================================================================

     The Company believes that all of the issuances of the Class A Common Stock and the Class B Shares were exempt from the registration requirements of the Securities Act by virtue of Section 4(2) of the Securities Act and/or Regulation D or S under the Securities Act.

ITEM 11. DESCRIPTION OF SECURITIES

     The Company's Capital Authorized and Issued. The Company is authorized to issue 100,000,000 shares of Class A COMMON EQUITY VOTING STOCK ("Class A Common Stock"), and 6,000,000 shares of Class B SPECIAL NON-EQUITY VOTING STOCK ("Class B Shares"), both of par value $0.001. Only the Class A Common Stock is being registered.

     Class A Common Stock. All issued shares of Class A Common Stock and Class A Shares, when issued, were fully paid for and nonassessable. Each holder of Class A Common Stock and Class B Shares is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of voting stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding voting stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Class A Common Stock or other securities of the Company. The owners of a majority of the voting stock may also take any action without prior notice of or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Class A Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Class A Common Stock, have been paid in full.

     Class B Shares. Certain shareholders (the "Canadian Preference Holders") of Online, did not convert their Common shares to Class A Common Stock, but rather converted to Preferred Equity Shares of Online subsidiary. Class B Shares have been issued to those shareholders, share for share so that Canadian Preferred Holders might vote as the Company's shareholders. These shares of Class B Stock have no equity or liquidation rights, other than voting rights, but upon liquidation of the Company, these Class B Shares may enjoy preference with respect to the assets of Online. The Class B Shares are the voting equivalent of Preferred Equity Shares of OnLine. While no plan for conversion exists, the Class B Shares may be exchanged for Class A Common Stock, at any time the Canadian Preferred Holders might elect, and the Board of Directors may allow, subject to the cancellation of the corresponding Preferred Equity Shares.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND  OFFICERS

     Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Company is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     The Company's By-laws provides that that Company shall indemnify any director, officer, employee or agent of the Company, or any person serving in any such capacity of any other entity or enterprise at the request of the Company, against any and all legal expenses (including attorney's fees), claims and/or liabilities arising out of any action, suit or proceeding, except an action by or in the right of the Company.

     Expenses incurred in defending any action, suit or proceeding may be paid by the Company in advance of the final disposition, when authorized by the Board of Directors.

     The Company does not have nor does it anticipate obtaining any directors' and officers' liability insurance.

     Section 78.751 of the Nevada Revised Statutes permits the indemnification of directors and officers of a corporation against certain liabilities, which would include liabilities arising under the Securities Act.

The Securities and Exchange Commission's Policy on Indemnification

     Insofar as indemnification for liabilities arising under the Act may be permitted to any of the Company's directors, officers and controlling persons pursuant to any provisions contained in the Company's Certificate of Incorporation, or by-laws, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13. FINANCIAL STATEMENTS                                             Page
                                                                          ----
  Auditors Report dated October 29, 1999                                   39
  Auditors Comments                                                        40
  Consolidated Audited Balance Sheet as at August 31, 1999 and 1998        41
  Consolidated Audited Statement of Loss and Deficit for
    the Years ended August 31, 1999 and 1998                               42
  Consolidated Audited Cash Flow Statement for the Years
    ended August 31, 1999 and 1998                                         43
  Notes to the Audited Consolidated Financial Statements                   44

                             Rains & Associates, LLC
                          Certified Public Accountants

                          Independent Auditor's Report



Board of Directors and Stockholders
OnLine Production Services, Inc.


We have audited the consolidated balance sheet of OnLine Production Services, Inc. as of August 31, 1999, and the related consolidated statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements on OnLine Film Services, Inc. (the operating subsidiary of OnLine Production Services, Inc.) as of August 31, 1998, were audited by other auditors whose report dated July 15, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1999 financial statements referred to above present fairly, in all material respects, the financial position of OnLine Production Services, Inc. as of August 31, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


Rains & Associates, LLC

December 2, 1999
Costa Mesa, California

                                BABCOCK & COMPANY
                          Certified General Accountant

                                 AUDITORS REPORT


To the Shareholders of
ON-LINE FILM SERVICES INC.

I have audited the consolidated balance sheet of ON-LINE FILM SERVICES INC. as at August 31, 1998 & August 31, 1997 and the consolidated statements of loss and deficit and cash flow for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principals used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly in all material respects the financial position of the company as at August 31, 1998 and August 31, 1997, and the results of operations and changes in cash flow for the years then ended in accordance with Canadian generally accepted accounting principals. This auditors report replaces the auditors report dated July 15, 1999.

The July 15, 1999 auditors report has been withdrawn and the attached financial statements have been revised. An adjustment relating to a material software rights purchase has been made to the current year financial statements to remove a contingent amount payable from liabilities and reduce the book value of the related asset by the same amount (See note 7 for details). The July 15, 1999 report and financial statements, while conforming to Canadian GAAP, required additional disclosure in certain areas to conform with the requirements of United States GAAP. The revised financial statements have had additional disclosure provided in order to support additional US GAAP reporting requirements.


Jeff Babcock
CERTIFIED GENERAL  ACCOUNTANT



Surrey, B.C.
July 15, 1999, except for revisions discussed above dated November 6, 1999

                        OnLine Production Services, Inc.
                           Consolidated Balance Sheet
                       August 31, 1999 and 1998 (Note 15)



Amounts in 1,000's of Dollars US

                                     ASSETS
                                                                         1999         1998
                                                                         ------------------
Current Assets
      Cash and Cash Equivalents                                          $   514    $    51
      Accounts Receivable - Note 3                                            64          4
      Current Portion of Deferred Taxes - Note 6                               4          3
      Accrued Interest - Note 5                                               39         37
                                                                         ------------------
      Total Current Assets                                                   621         95

Property, Plant and Equipment Net of Depreciation - Note 4                   184        169

Other Assets
      Investments - Note 5                                                 8,303      5,130
      Intangible Assets-Net of Amortization - Note 10(d))                    305        452
      Other - Note 6                                                           2          1
                                                                         ------------------
      Total Other Assets                                                   8,610      5,583
                                                                         ==================
Total Assets                                                             $ 9,415    $ 5,846
                                                                         ==================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
      Accounts Payable and Accrued Liabilities - Note 8                  $   169    $    87
      Bank Line of Credit - Note 7                                            30       --
      Current Portion of Mortgage Payable                                      1          1
                                                                         ------------------
      Total Current Liabilities                                              200         88

Mortgage Payable - Note 9                                                     75         73

Other Liabilities
      Contingent Revenue - Note 10                                         8,268      5,110
      Payable Columbus Software, Inc. - Note 10(d)                          --          450
      Loan Payable - Shareholders                                           --           17
                                                                         ------------------
      Total Other Liabilities                                              8,268      5,576

Stockholders' Equity - Note 11
Capital Stock
      Class A Common Stock, $0.001 par, 100,000,000 shares authorized,
           10,480,614 issued                                                   7          4
      Preference Shares, 10,000,000 shares authorized
           3,673,292 issued                                                    2       --
                                                                         ------------------
            Total Capital Stock                                                9          4
Additional Paid in Capital
      Issued price in excess of par value - Class A                        1,318        567
      Issued price in excess of par value - Preference Shares                180       --
                                                                         ------------------
            Total Paid In Capital                                          1,498        567
      Accumulated Deficit                                                   (635)      (462)
                                                                         ------------------
      Total Stockholders' Equity                                             872        109
                                                                         ==================
Total Liabilities and Stockholders' Equity                               $ 9,415    $ 5,846
                                                                         ==================

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                        OnLine Production Services, Inc.
             Consolidated Statement of Loss and Accumulated Deficit
                 Years Ended August 31, 1999 and 1998 (Note 15)



Amounts in 1,000's dollars US

                                                          1999           1998
                                                       ------------------------

Revenue
       Sales                                           $    229        $     91
       Territory Sales                                      655           1,111
       Other                                                 74            --
                                                       ------------------------
       Total Revenue                                        958           1,202
Cost of Sales                                               920             759
                                                       ------------------------
Gross Profit                                                 38             443
General & Administrative Expenses                           713             769
       Depreciation/Amortization                            195              27
                                                       ------------------------
Loss From Operations                                       (870)           (353)
Other Income/Expense
       Interest Income                                      388             238
                                                       ------------------------
Loss Before Taxes                                          (482)           (115)
       Deferred Taxes                                         1              (3)
                                                       ------------------------
Net Loss Applicable to Common Stock                    $   (481)       $   (118)
                                                       ========================
Weighted Average Shares - Common Stock                   10,170           5,994
                                                       ------------------------

Loss Per Share of Common Stock                         $  (0.05)       $  (0.02)
                                                       ------------------------
Statement of Accumulated Deficit
       Balance - Beginning of Year                     $   (462)       $   (334)
       Net Loss for Year                                   (481)           (118)
       Translation Adjustment                               308             (10)
                                                       ========================
       Balance  - End of Year                          $   (635)       $   (462)
                                                       ========================

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

                        OnLine Production Services, Inc.
                      Consolidated Statement of Cash Flows
                 Years Ended August 31, 1999 and 1998 (Note 15)

Amounts in 1,000's of Dollars US

                                                                             1999     1998
                                                                          ------------------
OPERATING ACTIVITIES

Cash Used In Operations:
Net Loss                                                                  $  (481)   $  (118)
Add (deduct) charges to items not involving cash:
Expense settled for shares                                                     27
Amortization                                                                  195         27
Deferred Taxes                                                                 (1)         3
                                                                          ------------------
                                                                          $  (260)   $   (89)

Non-cash working capital items:
Accounts Receivable                                                           (64)        (4)
Current Portion of Deferred Taxes                                              (1)        (1)
Accounts Payable & Accruals                                                    82         69
Contingent Revenue Security Received                                        3,158      5,110
                                                                          ------------------
                                                                          $ 2,915    $ 5,085
                                                                          ------------------
FINANCING ACTIVITIES

Change in Bank Operating Loan                                             $    30    $   (42)
Related Party Loans                                                           (17)         8
Capital Stock Issuances                                                         5         57
Additional Paid In Capital                                                    654         --
Note Payable                                                                 (200)       450
Increase in Long Term Debt                                                      3         --
Reduction in Openning Long Term Debt                                           (1)       (23)
                                                                          ------------------
                                                                          $   474    $   451
                                                                          ------------------

INVESTING ACTIVITIES
Software Rights                                                           $    --    $  (450)
Change in Deferred Costs                                                       --        232
Change in Long Term Investments                                            (3,173)    (5,167)
Proceeds of Ppty, Plant & Equip Sales                                          17         --
Capital Asset Purchases                                                       (77)       (80)
                                                                          ------------------
                                                                          $(3,233)   $(5,465)
                                                                          ------------------

                                                                          ------------------
Translation Adjustment                                                    $   307    $   (10)
                                                                          ------------------
Change In Cash                                                            $   463    $    59
Cash, start of year                                                            51         (8)
                                                                          ------------------
Cash, end of year                                                         $   514    $    51
                                                                          ------------------

SCHEDULE OF NON-CASH INVESTING & FINANCING ACTIVITIES:

Accrued Wages Settled for Shares (Note 11)                                $    27    $    --
Reduction in Debt to Columbus Software through share issuance (Note 11)       250         --
                                                                          -------    -------
                                                                          $   277    $    --
                                                                          -------    -------

                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

OnLIne Production Services
Weighted Average Shares
1999

                                                               Fraction of Yr     Shares Times
    Date        Description              Shares Outstanding      Outstanding        Fraction
----------------------------------------------------------------------------------------------
    8/31/98    Beginning Balance            6,118,910                  1         6,118,910

     Jan-99    Issue New Shares               228,000               7/12           133,000

   12/31/98    Issue New Shares                90,000                2/3            60,000

    2/19/99    Reorganization               1,711,926                1/2           855,963

     3/1/99    Issue New Shares               250,000                1/2           125,000

     3/4/99    Issue new shares             5,714,284                1/2         2,857,142

     3/4/99    Issue New Shares                40,756                1/2            20,378

                                           14,153,876

     Weighted Average number of Common Shares Outstanding                      10,170,393

                                            Balance           Change                             Balance
         Description                        36,038              DR               CR               36,403
      ---------------------------------------------------------------------------------------------------
      Cash                                      52               462                                 514
      A/R                                        4                60                                  64
      Def Taxes                                  3                 1                                   4
      Accrued Int                               37                 2                                  39
      PPE                                      169                67               17                219
      A/D                                                                          35                (35)
      Investments                            5,130             3,173                               8,303
      Software                               3,952                10                               3,962
      Amort Software                                                                4                 (4)
      Other                                      1                                                     1
                                                                                      -------------------
                                                                                                  13,067
                                                                                      -------------------
      A/P                                      (87)                                82               (169)
      Line of Credit                                                               30                (30)
      Curr Mtg                                  (1)                                                   (1)
      Mtg Payable                              (73)                                 2                (75)
      Def Reve                              (5,110)                             3,157             (8,267)
      N/P Columbus                          (3,950)              450                              (3,500)
      L/P Shareholder                          (17)               17                                  --
                                                                                      -------------------
                                                                                                 (12,042)
                                                                                      -------------------
      Stock                                     (4)                                 5                 (9)
      PIC                                     (567)                               931             (1,498)
      R/E                                      431                                                   431
      TA                                        10                                287               (277)
      Income                                                     286                                 286
        Depreciation                                              42                                  42
                                                                                      -------------------
                                                                                                  (1,025)
                                                                                      -------------------
                                                                                                 (13,067)
Investing
      New                                                                       3,173
      New PPE                                                                      67
      Software                                                                     10
                                                   -----------------------------------
                                                                  --            3,250
                                                   -----------------------------------
Financing
      Sell PPE                                                    17
      Mtg                                                          2
      New Def                                                  3,157
      N/P Columbus                                                                450
      N/P SH                                                                       17
      Stock                                                        5
      PIC                                                        931
                                                   -----------------------------------
                                                               4,112              467
                                                   -----------------------------------
Operating
      A/R                                                                          60
      Other                                                                         3
      A/P                                                         82
      LOC                                                         30
      Income                                                                      328
      Non Cash                                                    39
                                                   -----------------------------------
                                                                 151              391
                                                   -----------------------------------
TA                                                               307
Change in Cash                                                                    462

                                                   -----------------------------------
                                                               4,570            4,570
                                                   -----------------------------------

                                                                                   --

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Foreign currency translation

All balances relating to On-Line Film Services Inc. (Canadian subsidiary) have been converted to United States dollars using the current rate method of currency conversion. The use of this method resulted in a cumulative translation adjustment gain of $309,000 at the current balance sheet date and $10,000 loss at the prior year balance sheet date.

(b)  Investments

Investments are held to maturity investments and are recorded at their amortized cost at the balance sheet date. These investments are strictly interest bearing deposits in the form of savings bonds and guaranteed interest certificates at the current and prior balance sheet dates. (Note 5) Subsidiaries are consolidated in these financial statements (Note 2).

(c)  Deferred Corporate Taxes

Deferred corporate taxes arise due to temporary timing differences arising from depreciation rates used for financial statement purposes and the depreciation rates prescribed for taxation purposes. Deferred taxes are divided into a current portion, which is expected to be utilized within one fiscal year and a non-current portion, which is expected to be utilized in a future period in excess of one fiscal year. (See note 6)

(d)  Revenue Recognition Policy

Sales (excludes Mailcard and Casting Software rights) revenue is recognized when realized. Realization occurs when the earning process is complete, or virtually complete and revenue is evidenced by the existence of an exchange transaction which provides significant certainty as to the ultimate collectibility of the revenue amount. This policy applies to all subscription and general revenue but does not apply to the realization of Mailcard and Casting Software rights sales.

Revenue relating to Casting Workbook subscriptions is generated strictly from actors and entertainers who wish to subscribe following the free trial period (the free trial period varies at the discretion of the company management, depending on the circumstances, but has tended to be 60 to 90 days with some exceptions) provided by the company, at which time subscriptions are invoiced for the next twelve month subscription period. Once invoiced, the invoiced amount is recorded as subscription fee revenue.

The company also uses a digital watermarking system to protect its digitally created images against unauthorized resale. In the event that an unauthorized distribution of an image containing this watermark is found, the company may charge a fee for the use of this image. In this scenario, collection of the fee charged is very uncertain. As such, any revenue generated through charges for unauthorized distribution of company images will be realized when collected. At the balance sheet date, there has been no charges or collections relating to unauthorized distribution of company images.

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

Mailcard and Casting Software rights revenue is recognized on the collection method. The ultimate collection of agreed amounts relating to the mailcard and casting software rights is contingent on future sales of the software by the company. This contingency creates a significant degree of uncertainty surrounding the ultimate collection of this contingent revenue, which is based on the service of selling the software over a ten year period. As such, revenue is only recognized at such time as the funds are collected. (See note 11 )

(e)  Cash and cash equivalents

Cash and cash equivalents include cash on hand, demand deposits with banks or other high credit quality financial institutions and other highly liquid investments which are readily convertible into cash within a one year period. Due to the short term nature of these instruments, the carrying value approximates fair value.

(f)  Accounting impairment for long lived assets

The company considers impairment of value to occur when the book value of fixed assets is determined not to be recoverable. If this happens, the company has a policy of reducing the carrying value of the long lived asset to the recoverable amount and recording this reduction loss amount on the income statement in the year in which the write down has occurred. There has been no impairment of any long lived assets in the current or prior year.

(g)  Reorganization and reverse acquisition

The company, in fiscal year 1999, completed a reorganization and reverse merger. At the time of the merger, neither OnLine Production Services Inc., or its predecessor Earth Industries Inc., had any financial activity. With the exception of the stock of Earth Industries, which had a book value of $0 at the time of the merger, the only entity with activity was On-Line Film Services, Inc., which became the operating subsidiary company as a result of the merger. Therefore, the consolidated financial statements of On-Line Film Services Inc. for the year ending August 31, 1998 are presented as comparable statements.

2.   CONSOLIDATED FINANCIAL STATEMENTS

These financial statements show the consolidated results of operations for OnLine Production Services Inc. and its wholly owned Canadian subsidiary On-Line Film Services Inc..

3.   ACCOUNTS RECEIVABLE

The accounts receivable balance at August 31, 1999 are shown net of allowance for doubtful accounts of $ 1,688 . The 1998 accounts receivable balance is shown net of allowance for doubtful accounts of $6,862

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

4.   PROPERTY, PLANT AND EQUIPMENT

                               Asset     Accum.                 Depreciation
    Description                Amount    Deprec.       Net        Method
    -----------                ------    -------       ---        ------
    Office Furn & Fixtures     $19       $ 5          $  14     20%  Declining Balance
    Computer Software           13        13            nil    100%  Declining Balance
    Computer Equipment         141        63             78     30%  Declining Balance
    Building                   105        13             92      4%  Declining Balance
                                                         --
                                                       $184


5.   INVESTMENTS

Long term investments consists of British Columbia Savings Bonds in a principal amount of $2,878, 800 with an unamortized bond premium of $1,150 to be amortized over the remaining eight year period of the bonds. Accrued interest of $38,800 was unpaid at the balance sheet date. These bonds earn interest at 6% per annum (effective interest rate of 5.992%) paid semi-annually and are locked in to June 9, 2008. The accrued interest amount is calculated based on 6% of the principal for an accrual period of 82 days. The last interest payment date was June 10, 1999. The next interest payment date is expected on or around December 9, 1999. These bonds serve as registered collateral on the Mailcard contingent sales agreement dated September 17 1997. The amount of the collateral claim registered against these bonds is $2,878,000 which is locked in until June 9, 2008. All of the interest earned on this bond during the current fiscal year ($171 000), included in interest income line on the consolidated statement of loss and accumulated deficit, was used to fund the minimum required Mailcard software purchase guarantee for the year. (See notes 10 & 13).

Also included in long term investments is the guaranteed interest savings amount of $5,422,700 held at the Canadian Imperial bank of Commerce, of which $5,387,900 serves as registered collateral relating to the Casting Workbook software contingent sales agreements dated December 31, 1997 and December 31, 1998, with the principal to be locked in until December 31, 2007 and 2008 respectively . From the agreement date to the balance sheet date, these funds have been placed in seven day CIBC GICs earning interest revenue at variable rates throughout the period. At he balance sheet date there was no accrued interest relating to the GIC investments. For the current fiscal year, all interest earned on these investments have been used to fund the Casting Workbook exclusivity payments of $203,000 for the current year (See notes 10 & 13). The funding of the exclusivity payments is included in interest income line on the consolidated statement of loss and accumulated deficit

The above investments are considered to be held to maturity debt investments where the principal will be fully recovered when the investments come due. Included in interest expense is $143 which relates to bond premium amortization on the BC Savings bonds over a ten year period.

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

6.   DEFERRED TAXES - NON CURRENT

         Total deferred corporate taxes     $4,677
         Less: Current Portion              (3,934)
                                            -------
         Non current portion                $  743   included in "Other Assets"
                                            -------


7.   BANK LINE OF CREDIT

The company has available a $40,000 line of credit with the Royal Bank in Vancouver, British Columbia. The line of credit bears interest at the rate of Royal Bank prime plus 1.75% per annum. At the balance sheet date, the company has used $30,000 of this available line of credit.

8.   ACCOUNTS PAYABLE & ACCRUED LIABILITIES

Included in accounts payable and accruals is accrued distribution and exclusivity fees of $73,000 relating to the Mailcard and Casting Workbook contractual agreements . The remaining amount relates to trade payables and operating accruals (Note 13).

9.   MORTGAGE PAYABLE

Mortgage payable consists of the following:

Mortgage payable to Vancity Credit Union bearing interest at 8.75% per annum with monthly payments of $632 (Renewal May 2001) Secured by real estate (office) at 208-2323 Boundary Road, Vancouver, British Columbia. The balance at August 31, 1999 is $76,014. The company expensed $6 500 in interest relating to this loan in the current year ($7 600 in prior year). This was the only loan interest paid in the current fiscal year

Future principal payments are:

Fiscal Year       Principal
-----------       ---------
2000              $   682
2001              $   744
2002              $   812
2003              $   885
2004              $   966
Thereafter        $ 71,925


10.  CONTINGENCIES

(a) In the 1998 fiscal year, the company entered into a contingent sale agreement for the sale of Mailcard software territory rights to unrelated third parties. The company received and realized $523,000 in revenue as well as $2,878,000 in funds which are secured by the purchasing party as collateral against the purchasers portion of the projected minimum sales guaranteed by the company over a ten year period (See note 5). If and when the 3.2 million minimum sales units over the ten year period is met by the company, it shall receive the collateral funds as income at a rate of approx. 97% of the gross sales

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

amount for the units sold in excess of 3.2 million units. Once all of the collateral funds have been released and realized as income by the company, it will earn 100% of the Mailcard sales revenue less a perpetual fee of 3% - 5% of gross revenue (depending on unit sale price) to the software rights purchasers. In the event that the projected minimum sales over the ten year period is not met, the company must make up this shortfall from the collateral funds and/or revenue generated by the $2,878,000 held as collateral.

The amount of future revenue relating to this contingency agreement is not determinable until its ten year expiration date or until such time as the minimum required sales level is met. As a result, revenue is realized on the collection method, whereby deferred revenue is realized as income when funds are released from collateral. At the balance sheet date, the cumulative minimum sales has not yet been obtained, resulting in $2,878,000 included in unrealized contingent revenue relating to this agreement on the balance sheet.

The collateral funds are registered and are not accessible by the company until such time as these funds (or portion thereof) are released by the secured parties. The term ending date is December 28, 2007. The contingent (deferred) revenue amount above is secured by a claim against the ten year BC Savings bonds held by the company (See note 5).

(b) In the 1998 fiscal year, the company also entered into a contingent sale agreement for the Casting Workbook software territories rights to unrelated third parties. The company received and realized $587,000 in revenue as well as $2,476,000 in funds which are secured by the purchasing party as collateral against the purchasers portion of minimum projected revenue of approximately $5.895 million provided by the company over a ten year period (See note 5). If and when the minimum casting revenue over the ten year period is met by the company, it shall receive the collateral funds as income at a rate of approx. 97% of the gross revenue amount for aggregate revenue generated in excess of the approx. $5.895 million. Once all of the collateral funds have been released and realized as income by the Company, the Company shall earn 100% of the Casting software sales revenue less a perpetual fee of 3% to 5% of gross revenue (depending on sales price) to the software rights purchasers. In the event that the projected minimum revenue over the ten year period is not met, the company must make up purchasers portion of these shortfall from the collateral funds held as contingent revenue.

The amount of future revenue relating to this contingency agreement is not determinable until its ten year expiration date or until such time as the minimum required revenue level is met. As a result, revenue is realized on the collection method, whereby deferred revenue is realized as income when funds are released from collateral. At the balance sheet date, the cumulative minimum has not yet been obtained, resulting in $2,476,000 included in unrealized contingent revenue relating to this agreement at the balance sheet date.

The collateral funds are registered and are not able to be used by the company until such time as these funds (or portion thereof) are released by the secured parties. The term ending date is December 31, 2007. These collateral funds are in the form of CIBC weekly GICs (See note 5)

(c) In the current fiscal year, the company also entered into a contingent sale agreement for additional Casting Workbook software territories rights to unrelated third parties. The company received and realized $655,000 in revenue as well as $2,912,000 in funds which are secured by the purchasing party as collateral against the purchaser's portion of the minimum projected revenue amount of approximately $6.9 million provided by the company over a ten year period (See note 5). If and when the minimum casting revenue over the ten year period is met by the company, it shall receive the collateral funds as income at a rate of approx. 97% of the gross revenue amount for aggregate revenue generated in excess of the approx. $6.9 million. Once all of the collateral funds have been released and realized as income by the Company, the Company shall earn 100% of the Casting software sales revenue less a perpetual fee of 3% to 5% of gross

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

revenue (depending on sales price) to the software rights purchasers. In the event that the projected minimum revenue over the ten year period is not met, the company must make up the purchaser's portion of the shortfall from the collateral funds from the collateral funds held as contingent revenue.

The amount of future revenue relating to this contingency agreement is not determinable until its ten year expiration date or until such time as the minimum required revenue level is met. As a result, revenue is realized on the collection method, whereby deferred revenue is realized as income when funds are released from collateral. At the balance sheet date, the cumulative minimum has not yet been obtained, resulting in $2,912,000 included in unrealized contingent revenue relating to this agreement at the balance sheet date.

The collateral funds are registered and are not able to be used by the company until such time as these funds (or portion thereof) are released by the secured parties. The term ending date is December 31, 2008. These collateral funds are in the form of CIBC weekly GICs (See note 5).

(d) At the end of the prior fiscal year, the company purchased the rights to software for use in the production of commercials. The agreement gives the company the right to the sale of commercial production service worldwide. The total purchase price was $3,950,000 . The payment of the purchase price consists of two payments of $100,000 (paid), the issuance of 250,000 common shares at a value of $1 per share (issued) and the issuance of a note payable of $ 3,500,000. In the current year, the company expended an additional $8,000 relating to this agreement. The agreement is with Columbus Software Inc. The note payable is due only if the company achieves specified sales objectives on or before August 31, 2008.

Due to the contingent nature of the note payable, the purchase price attributable to the note amount of $3,500,000 is not presented in the financial statements. Instead, the amount of the purchase price actually expended of $450 000 and the additional $8,000 cost is classified as an other asset and will be amortized over the estimated useful life of three years. This resulted in a charge for amortization of $152,667 in 1999, the first year of the purchase. The remaining purchase price of $3,500,000 will be recognized dollar for dollar against revenues generated by this service. The agreement also calls for a percentage of gross revenues to be paid to Columbus Software, Inc., on revenues generated over and above the purchase price.

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

11. STOCKHOLDERS' EQUITY

Statement of Changes in Stockholders' Equity (Including Accumulated Deficit Statement)

                            Class A Common             Preference Shares
                            --------------             -----------------         Paid In
                       Shares          Amount         Shares        Amount        Capital        Deficit
                       ------          ------         ------        ------       --------        -------
Balance 8/31/98       6,158,910         $4,088           --            --        $540,998      ($452,074)
Shares Issued
Prior to
Reorganization          277,980            185           --            --          19,680           --
Shares Issued
To Earth Ind
Shareholders          1,711,976          1,136           --            --            --             --
Reorganization       (6,436,890)        (4,276)          --            --        (560,678)          --
Issue Shares to
OnLine Film SH        2,763,598          1,835           --            --
                                                                                  380,889           --
Issue Class B
Common Shares              --             --        3,673,292         2,439       179,789           --
Private Placement
Shares Issued         5,714,284          3,793           --            --         659,947           --
Shares Issued
For Debt                 40,756             27           --            --          27,024           --
Shares Issued
To Columbus
Software Inc.           250,000            250           --            --         249,750           --
Net Loss
                                                                                               ($481,120)
                    -----------    -----------    -----------   -----------   -----------    -----------
Balance 8/3199       10,480,614         $7,041      3,673,292        $2,439    $1,497,399      ($933,194)
                    -----------    -----------    -----------   -----------   -----------    -----------
Translation Adjustment Current Period                                                          $ 298,832
                                                                                             -----------
Balance In Retained Earnings(Deficit) August 31, 1999                                          ($634,362)
                                                                                             -----------


The 40,756 Class A shares issued for Debt above, were issued to company employees in lieu of certain wages accrued during the current fiscal year. These shares were issued to employees who were neither officers nor directors of the company.

The preference shares above are non-voting, redeemable and retractable on or before March 1, 2004. These shares are non-cumulative and do not have a fixed dividend rate. These preferred shares earn dividends at the same rate as the class A common shares when a dividend on the class A common shares is declared. These shares may be converted to common shares at the discretion of either the company or the shareholders.

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

12.  LEASE OBLIGATIONS

The company has the following estimated future lease obligations based on current and projected lease agreements.

         DESCRIPTION                  2000    2001     2002     2003     2004
         ---------------------------------------------------------------------
         Computer & Office Equip     63,000  66,000   68,000   70,000   72,000
         Vancouver Office Lease       9,500  10,000   10,500   11,000   11,500
         Toronto Office Lease         8,500   9,000    9,500   10,000   10,500
         LA Office Lease             15,000  16,000   17,000   18,000   19,000
         ---------------------------------------------------------------------
         TOTALS                      96 000 101,000  105,000  109,000  113,000

In the current year computer and office equipment leases totaled $48 000 (1998 $34 000). Aggregate office rent totaled $ 24 000 (1998 $17 000).

13.  OTHER OBLIGATIONS

(a)The company is obligated purchase a minimum of approximately $171 000 per calendar year of Mailcard software for purposes of distribution on behalf of the software vendors. This obligation remains in effect until at least December 28, 2007, at which time, the agreement may be terminated or renewed, depending on circumstances at that time. The company is also required to purchase an additional 2 560 000 copies at an estimated price of approximately $4 per copy of the Mailcard Software on or before December 28, 2007. Included in accounts payable and accruals is an accrual of $38 000 representing the portion of the obligation payable but not yet due or paid at the balance sheet date. This amount was based on the interest accrued on the collateralized BC Savings Bonds Investment (Note 6) which is to be paid directly to the collateralized party to cover the guaranteed purchase amount. This amount is paid semi-annually on or around June 10 and December 9 of each calendar year. For the fiscal year ended August 31, 1999, the company has paid $133 000 from interest generated by the collateral amount with $38 000 remaining to be paid at the balance sheet date, to be paid from the interest accrued on the collateral bonds.

(b)The company is also obligated to pay minimum exclusivity fees, which is the interest earned on the CIBC weekly GICs (note 6), per calendar year for the right to provide management services related to the Casting Workbook. This minimum obligations remains in effect until December 28, 2007 and 2008 (note
10), at which time, the agreements may be terminated or renewed, depending on the circumstances at that time. Included in accounts payable and accrued liabilities is an accrual of approximately $35,000, which is the interest earned on the collateralized GICs from July 1, 1999 to August 31, 1999, which has not yet been paid to the Casting Workbook purchasers.

In the event that sales are not sufficient to meet the minimum requirements in a & b above, any shortfall will be covered by interest generated by the security held at the discretion of the company. See above.

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

14.  INCOME TAXES

The company has approximate income tax losses in the Canadian subsidiary which may in certain circumstances be applied against taxable income of the Canadian subsidiary in future years to reduce taxes otherwise payable as follows:

Year of Expiry    Amount of Loss
         2002       10,000
         2003       87,000
         2004      138,000
         2005       82,000
         2006      148 000
                  --------
                  $465 000

The estimated net operating loss resulting from the operations of the American parent company total approximately $180 000 which may in certain circumstances be applied against taxable income of the parent company in future years. This loss carryforward expires in 2019.

15.  PRIOR YEAR COMPARATIVE FIGURES

The prior year comparative audited figures, previously in Canadian dollars, have been restated to US dollars, with a translation loss adjustment of $10 US in the prior year. Certain of the prior year comparative figures have been restated to conform with current year presentation. Other than the results of the conversion of the prior year comparative figures and the resulting currency translation adjustment, there have been no other prior period adjustments.

16.  DEVELOPMENT COSTS

Expenditures relating to Casting Workbook enhancements and refinements, including Ebinder, Sides Online and Scripts Online are expensed in the period in which they are incurred. These costs consist primarily personnel related costs for programming work to maintain and improve the existing Casting Workbook software. These costs are not believed to have any alternative future uses, as such they are expensed as incurred and included in cost of sales as they relate to continuing subscription revenue.

Costs relating to development of Casting Workbook enhancements which are still in development at the balance sheet date, such as; a voice over database and a database for models, dancers, extras, musicians and commercial modules are considered to be unfinished enhancements to the Casting Workbook at the balance sheet date. As such, these development costs (primarily personnel related) are expensed in the period in which they are incurred. These enhancements are thought to be necessary to keep the Casting Workbook software useful in the current market. As such, these costs are included in cost of sales, as they relate to the continuing usefulness of the Casting Workbook and the related subscription revenue earned through the use of the Casting Workbook software.

                        OnLine Production Services, Inc.
                 Notes to the Consolidated Financial Statements
                                 August 31, 1999

17.  RELATED PARTY TRANSACTIONS

During the current fiscal year, the company had the following related party transactions included in General & Administrative Expenses on the Consolidated Statement of Loss and Accumulated Deficit:

         Management Fees:  $255,700
                           ========

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company's acquistion of OnLine (the accounting acquiror) in the fiscal year ending August 31, 1999 has required the engagement of a United States accounting firm to perform the examination of the Company's financial statements as at August 31, 1999 and for the year then ended. Accordingly, in October, 1999, the Company's board of directors approved the retention of Rains & Associates, LLC. to perform such examination in place of its prior auditor, Babcock & Company, who had been the Company's auditor for the fiscal year ended August 31, 1998. In connection with that audit and through October, 1999, there were no disagreements between the Company, OnLine, and Babcock & Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Babcock & Company, would have caused them to make reference in their report to the subject matter of the disagreements.

The Company requested Babcock & Company to furnish it with a letter addressed to the Commission stating whether such firm agrees with the statements made above and, if not, stating the respects in which they do not agree. Such letter is attached as an exhibit hereto.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

I.    Financial Statements
        Auditors Report dated October 29, 1999
        Auditor Comments
        Consolidated Audited Balance Sheet as at August 31, 1999 and 1998 Consolidated Audited Statement of Loss and Deficit for
          the Years ended August 31, 1999 and 1998
        Consolidated Audited Cash Flow Statement for the Years
          ended August 31, 1999 and 1998
        Notes to the Audited Consolidated Financial Statements

II       Exhibits


2.1 Plan of Reorganization and Merger for Change of Status dated February 18, 1999*

2.2       Plan of Reorganization and Acquisition date February 19, 1999*

3(i).1    Articles of Incorporation of Earth Industries, Inc. dated August 7,
          1996*

3(i).2    Articles of Correction of Earth Industries, Inc. *

3(i).3    Articles of Amendment of Earth Industries, Inc. dated August 22, 1996*

3(i).4    Articles of Incorporation of OnLine dated February 18, 1999*

3(ii)     ByLaws of Online Production Services, Inc. *

10.1 Asset Purchase Agreement dated between OnLine and Columbus Entertainment, Inc. August 31, 1998*

10.2      Amending Asset Purchase Agreement dated August 31, 1998*

10.3      Promissory Note dated August 31, 1998*

10.4      Management Agreement dated August 31, 1998*

10.5      Form of Asset Purchase Agreement - MailCard

10.6      Form of Distribution Agreement - MailCard

10.7      Form of Asset Purchase Agreement - Casting Workbook

10.8      Form of Facilities Management Agreement - Casting Workbook

16        Letter from Babcock & Company dated December 6, 1999

27        Financial Data Schedule*

---------------
*    Previously Filed.

                                   SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunder duly authorized.

Dated:  December 6, 1999                       ONLINE PRODUCTION SERVICES INC.


                                               By:  /s/ Aerock Fox
                                                    ----------------------------
                                                     Aerock Fox

                         ONLINE PRODUCTION SERVICES INC.

                             REGISTRATION STATEMENT
                                 on Form 10SB/A

                                INDEX TO EXHIBITS


Exhibits

2.1 Plan of Reorganization and Merger for Change of Status dated February 18, 1999*

2.2       Plan of Reorganization and Acquisition date February 19, 1999*

3(i).1    Articles of Incorporation of Earth Industries, Inc. dated August 7,
          1996*

3(i).2    Articles of Correction of Earth Industries, Inc. *

3(i).3    Articles of Amendment of Earth Industries, Inc. dated August 22, 1996*

3(i).4    Articles of Incorporation of OnLine dated February 18, 1999*

3(ii)     ByLaws of Online Production Services, Inc. *

10.1 Asset Purchase Agreement dated between OnLine and Columbus Entertainment, Inc. August 31, 1998*

10.2      Amending Asset Purchase Agreement dated August 31, 1998*

10.3      Promissory Note dated August 31, 1998*

10.4      Management Agreement dated August 31, 1998*

10.5      Form of Asset Purchase Agreement - MailCard

10.6      Form of Distribution Agreement - MailCard

10.7      Form of Asset Purchase Agreement - Casting Workbook

10.8      Form of Facilities Management Agreement - Casting Workbook

16        Letter from Babcock & Company dated December 6, 1999.

27       Financial Data Schedule*

----------
*         Previously Filed.